UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

IGNYTA, INC.

(Name of Subject Company)

IGNYTA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

451731103

(CUSIP Number of Class of Securities)

Jonathan E. Lim, M.D.

President and Chief Executive Officer

Ignyta, Inc.

4545 Towne Centre Court

San Diego, California 92121

(858) 255-5959

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Cheston J. Larson

Michael E. Sullivan

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated	A-I-1
Annex II Opinion of J.P. Morgan Securities LLC	A-II-1
Annex III Section 262 of the Delaware General Corporation Law	A-III-1

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Ignyta, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 4545 Towne Centre Court, San Diego, California 92121. The telephone number of the Company’s principal executive office is (858) 255-5959.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of January 5, 2018, there were 67,656,026 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Abingdon Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent” or “Roche”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”), at a purchase price equal to $27.00 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 10, 2018. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 21, 2017, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the Merger, the separate corporate existence of Purchaser shall cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) under the name “Ignyta, Inc.” as a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not withdrawn Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent a majority of the total number of Shares outstanding at the time of the expiration of the Offer; (ii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary exceptions; (iii) the Company’s compliance in all material respects with its covenants and obligations contained in the Merger Agreement; (iv) the expiration or termination of any waiting period (and extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable foreign antitrust laws, and any approvals or clearances required thereunder shall have been obtained; (v) there not having been a material adverse effect with respect to the Company; (vi) the absence of any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition in effect that would prohibit or make illegal the acquisition of or payment for the Shares pursuant to the Offer, or the consummation of the merger; and (vii) other customary conditions.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share, other than any Shares owned by Parent, Purchaser or any wholly owned subsidiary of Parent or held in the treasury of the Company, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive the Offer Price, in cash, without interest, and subject to any deduction for any withholding taxes (the “Merger Consideration”). In addition, (i) effective as of immediately prior to the Effective Time, each outstanding Company stock option (each, a “Company Stock Option”) will be accelerated and vest in full and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive an amount in cash, without interest and subject to deduction for any required withholding taxes, equal to the product of (A) the number of Shares underlying such Company Stock Option multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option, (ii) effective as of immediately prior to the Effective Time, each outstanding Company restricted stock unit (each, a “Company RSU”) will automatically be fully accelerated and vest in full and the restrictions thereon will lapse, and each such Company RSU will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration, and (iii) effective as of immediately prior to the Effective Time, each outstanding Company warrant, whether vested or unvested and exercisable or unexercisable, in exchange for the surrender and cancellation therefor, shall represent the right to receive an amount in cash, without interest and subject to deduction for any required withholding taxes, equal to the product of (A) the number of Shares subject to the warrant multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per share of such warrant.

The Company, until the earlier of consummation of the Offer or the termination of the Merger Agreement, has agreed that the Company may not, and will direct and use reasonable best efforts to cause its representatives not to, (i) continue any solicitation, knowing encouragement, or negotiations with any persons that may be ongoing with respect to an acquisition proposal, (ii) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal, (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any material nonpublic information for the purpose of soliciting, knowingly encouraging or knowingly facilitating, an acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal, or (iv) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal. Notwithstanding this limitation, prior to the consummation of the Offer, if the Company or any of its representatives receives a bona fide written acquisition proposal from a person that did not result from a breach of the aforementioned non-solicitation restrictions, the Company may contact such person to clarify the terms and conditions with respect to such acquisition proposal, and if the board of directors of the Company (the “Company Board”) determines in good faith that such acquisition proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), then the Company and its representatives may furnish information, subject to an acceptable confidentiality agreement, to such person and engage in or otherwise participate in discussions or negotiations with the person making the acquisition proposal. The Company Board may also terminate the Merger Agreement in order to accept a Superior Proposal and may change its recommendation in the event the Company Board determines, in good faith, after consultation with outside legal counsel and financial advisors, that failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable law, subject to certain restrictions.

The Merger Agreement is summarized in the Offer to Purchase in Section 13 under the heading “The Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 midnight, Eastern Time, at the end of the day on Wednesday, February 7, 2018, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that each of Parent’s and Purchaser’s principal executive office is located at Tax Department, 1 DNA Way, Bldg. 82—MS24, South San Francisco, California 9408, and each of their telephone number is (650) 225 7893.

The Company has made information relating to the Offer available online at www.ignyta.com/investors and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On December 1, 2017, the Company and Parent entered into a confidentiality agreement (effective as of November 28, 2017) (the “Confidentiality Agreement”), pursuant to which, among other things, Parent, Hoffmann-La Roche Inc. and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible negotiated transaction with the Company. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 13 under the heading “The Confidentiality Agreement” is incorporated herein by reference.

Tender and Support Agreement

Concurrent with the execution of the Merger Agreement, on December 21, 2017, all of the Company’s executive officers and directors and certain of the Company’s stockholders entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent and Purchaser, pursuant to which each such person or entity agreed, among other things, to tender his, her or its Shares pursuant to the Offer. As of the date of the Merger Agreement, these stockholders owned a number of Shares equal to approximately 6.4% of the outstanding shares of common stock of the Company. The Tender and Support Agreement terminates in the event the Merger Agreement is terminated. The summary of the Tender and Support Agreement contained in the Offer to Purchase in Section 13 under the heading “Tender and Support Agreements” is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company.

As of January 5, 2018, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 4,379,749 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Stock Options and Company RSUs held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $118,253,223 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options and Company RSUs held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Awards.”

The following table sets forth, as of January 5, 2018, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding shares underlying Company Stock Options and Company RSUs), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares		Consideration Payable in Respect of Shares
Executive Officers
Jonathan E. Lim, M.D.	3,431,237	(1)	$92,643,399	(1)
Zachary Hornby	92,781		2,505,087
Jacob Chacko, M.D.	16,438		443,826
Christian V. Kuhlen, M.D.	2,185		58,995
William McCarthy	2,365		63,855
Pratik Multani, M.D.	—		—

Valerie Harding Start, Ph.D.	3,434		92,718
Non-Employee Directors
James Bristol, Ph.D.	21,845	(2)	589,815	(2)
Alexander Casdin	806,464	(3)	21,774,528	(3)
Heinrich Dreismann, Ph.D.	—		—
James Freddo, M.D.	3,000		81,000
Steven Hoerter	—		—

(1)	Includes 3,350,000 Shares held by City Hill Venture Partners I, LLC, with respect to which Dr. Lim has sole voting and investment control. Dr. Lim is the Manager of City Hill Ventures, LLC, which is the Manager of City Hill Venture Partners I, LLC, and as such he and City Hill Ventures, LLC have the power to vote or dispose of the securities held of record by City Hill Venture Partners I, LLC and may be deemed to beneficially own those securities. Dr. Lim disclaims beneficial ownership of the securities held of record by City Hill Venture Partners I, LLC except to the extent of his pecuniary interest therein.
(2)	Shares are held by The Bristol Living Trust, of which Dr. Bristol has sole voting and investment control. Dr. Bristol is the sole trustee of The Bristol Living Trust.
(3)	Includes 706,464 Shares held by Reneo Capital SPV I LP. Mr. Casdin is the Managing Member of Reneo GP, LLC, which is the General Partner of Reneo Capital SPV I LP. Mr. Casdin disclaims beneficial ownership of the shares held by Reneo Capital SPV I LP except to the extent of his pecuniary interest therein.

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options. As of January 5, 2018, Company directors and executive officers held options to purchase 2,624,864 Shares granted under the Company’s Amended and Restated 2011 Equity Incentive Award Plan, the Company’s Amended and Restated 2014 Equity Incentive Award Plan, the Company’s Employment Inducement Incentive Award Plan, the Company’s 2015 Employment Inducement Incentive Award Plan or the Company’s 2017 Employment Inducement Incentive Award Plan (collectively, the “Company Stock Plans”).

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each Company Stock Option will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (A) the number of shares of common stock of the Company underlying such Company Stock Option multiplied by (B) the excess, if any, of the Offer Price over the exercise price per share of such Company Stock Option (the “Option Payment Amount”). The Option Payment Amount will be paid, without interest, by the later of (1) five days following the closing date of the Merger (the “Closing Date”) and (2) the first payroll date after the Closing Date.

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of January 5, 2018.

Name	Number of Vested Company Stock Options Held	Consideration Payable in Respect of Vested Company Stock Options	Number of Unvested Company Stock Options Held	Consideration Payable in Respect of Unvested Company Stock Options	Total Consideration Payable in Respect of Company Stock Options
Executive Officers
Jonathan E. Lim, M.D.	502,917	$10,530,958	117,083	$2,479,042	$13,010,000
Zachary Hornby	340,000	7,324,900	58,000	1,228,460	8,553,360
Jacob Chacko, M.D.	254,833	5,032,301	70,367	1,452,283	6,484,584
Christian V. Kuhlen, M.D.	66,250	1,411,750	118,750	2,531,250	3,943,000
William McCarthy	112,500	1,638,500	137,500	2,173,500	3,812,000

Pratik Multani, M.D.	154,167	3,115,000	95,833	1,975,000	5,090,000
Valerie Harding Start, Ph.D.	129,167	1,729,333	120,833	1,846,667	3,576,000
Non-Employee Directors
James Bristol, Ph.D.	39,000	751,950	20,000	373,000	1,124,950
Alexander Casdin	70,666	1,562,332	20,000	373,000	1,935,332
Heinrich Dreismann, Ph.D.	70,666	1,564,392	20,000	373,000	1,937,932
James Freddo, M.D.	50,666	1,022,183	20,000	373,000	1,395,183
Steven Hoerter	8,000	164,800	27,666	547,171	711,971

Restricted Stock Units. As of January 5, 2018, Company executive officers held an aggregate of 356,281 Company RSUs granted under the Company Stock Plans. Pursuant to the Merger Agreement, at the Effective Time, each outstanding Company RSU held by the executive officers will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (A) the number of shares of common stock of the Company underlying such Company RSU multiplied by (B) the Offer Price (the “RSU Payment Amount”). The RSU Payment Amount will be paid, without interest, by the later of (1) five days following the Closing Date and (2) the first payroll date after the Closing Date.

The table below sets forth information regarding the Company RSUs held by each of the Company’s executive officers and directors as of January 5, 2018.

Name	Number of Company RSUs Held	Consideration Payable in Respect of Company RSUs
Executive Officers
Jonathan E. Lim, M.D.	89,624	$2,419,848
Zachary Hornby	72,967	1,970,109
Jacob Chacko, M.D.	54,134	1,461,618
Christian V. Kuhlen, M.D.	19,834	535,518
William McCarthy	19,834	535,518
Pratik Multani, M.D.	74,134	2,001,618
Valerie Harding Start, Ph.D.	25,754	695,358
Non-Employee Directors
James Bristol, Ph.D.	—	—
Alexander Casdin	—	—
Heinrich Dreismann, Ph.D.	—	—
James Freddo, M.D.	—	—
Steven Hoerter	—	—

Continuing Employees

The Merger Agreement provides that, until December 31, 2018, Parent will provide each employee of the Company who continues to be employed by Parent, the Surviving Corporation or any subsidiary of Parent (each a “Continuing Employee”), which may include the Company’s executive officers, with a base salary or hourly wage, annual target cash bonus opportunity and employee benefits which, in the aggregate, are substantially comparable to those provided to such employee immediately prior to the Effective Time (other than benefits pursuant to any equity compensation plan or defined benefit pension plan); however, Parent will be under no obligation to retain any employee or group of employees or any compensation or benefit plans of the Company.

The Merger Agreement further provides that Parent will provide, or cause its subsidiaries to provide, each Continuing Employee with full credit for purposes of eligibility to participate, vesting and accrual of severance benefits under any employee benefit plans of Parent or its subsidiaries for such Continuing Employee’s service with the Company and any predecessor employer (but not for purposes of any sabbatical benefit provided by Parent or its subsidiaries or to the extent such service credit would result in a duplication of benefits for the same period of service).

The Merger Agreement further provides that Parent will use commercially reasonable efforts (1) to waive for Continuing Employees any waiting period provision, pre-existing condition limitation, actively at work requirement, evidence of insurability requirements or any other restriction that would prevent immediate or full participation under the health and welfare plans of Parent or any subsidiary of Parent (to the extent such limitations or requirements would not have been applicable under the Company’s welfare plans as in effect immediately prior to the Effective Time), and (2) give full credit under the welfare plans of Parent or its subsidiaries to each Continuing Employee for all co-payments and deductibles satisfied prior to the Effective Time in the same year as the Closing Date, and for any lifetime maximums, as if there had been a single, continuous employer.

Severance and Change in Control Severance Plan

The Company maintains the Ignyta, Inc. Severance and Change in Control Severance Plan, or the Severance Plan. Each of the Company’s executive officers is a participant in the Severance Plan. The Severance Plan provides for specified severance benefits to participants whose employment terminates under the circumstances described in the Severance Plan, including, but not limited to, an involuntary termination other than for cause (as defined in the Severance Plan) or a resignation for good reason (as defined in the Severance Plan) within a specified period of time preceding or following a change in control of the Company (as defined in the Severance Plan).

Pursuant to the Severance Plan, if, at any time more than 60 days prior to a change in control and more than 12 months following a change in control, the Company terminates an executive officer’s employment other than for cause (and other than due to death or disability), then the executive officer will be entitled to receive the following severance benefits, subject to his or her execution of a release of claims and compliance with certain restrictive covenants, including with respect to non-solicitation and non-disparagement:

•	Continued payment of the executive’s base salary for 12 months (in the case of Dr. Lim) or nine months (in the case of the other executive officers) following termination; and

•	Company-paid COBRA coverage for 12 months (in the case of Dr. Lim) or nine months (in the case of the other executive officers) following termination.

Pursuant to the Severance Plan, if, at any time during the period commencing 60 days prior to a change in control and ending 12 months following such change in control, the Company terminates an executive officer’s employment other than for cause (and other than due to death or disability) or the executive officer resigns for good reason, then the executive officer will be entitled to receive the following severance benefits, subject to his or her execution of a release of claims and compliance with certain restrictive covenants, including with respect to non-solicitation and non-disparagement:

•	The following aggregate cash amount paid in installments over the following time periods:

•	In the case of Dr. Lim, twice the sum of his base salary and target annual cash bonus, paid in equal installments over the 24-month period following termination; or

•	In the case of the other executive officers, the sum of the executive officer’s base salary plus the executive officer’s target annual bonus, paid in equal installments over the 12-month period following termination.

•	Company-paid COBRA coverage for 24 months (in the case of Dr. Lim) or 12 months (in the case of the other executive officers) following termination.

•	100% accelerated vesting of the executive officer’s Company equity awards that were outstanding on the date of the change in control.

With respect to the executive officers other than Dr. Lim, the severance benefits prescribed by the Severance Plan are subject to a Section 280G better-off cutback provision, which provides that, in the event that the benefits provided to the executive officer pursuant to the Severance Plan or otherwise constitute parachute payments with the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the executive officer’s severance benefits under the Severance Plan will either be delivered in full or reduced to the extent necessary to avoid an excise tax under Section 4999 of the Code, whichever would result in the executive officer receiving the largest amount of severance benefits on an after-tax basis.

The Severance Plan will automatically terminate on December 16, 2019 unless otherwise extended by its terms.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the Severance Plan. The table below describes the estimated potential payments to each of the Company’s executive officers in the event of the executive officer’s termination of employment other than for cause (and other than due to death or disability) or the executive officer’s resignation for good reason occurs within the period beginning on the date that is 60 days prior to the Closing Date and ending 12 months following the Closing Date, except for the value of accelerated vesting of each such executive officer’s Company Stock Options and Company RSUs, as those amounts are disclosed in the tables above. The amounts shown reflect only the additional payments or benefits that the individual would have received under the Severance Plan upon the occurrence of a termination of employment other than for cause (and other than due to death or disability) or a resignation for good reason; they do not include the value of payments or benefits that would have been earned absent such a qualifying termination.

For purposes of calculating the potential payments set forth in the table below, we have assumed that the initial expiration date of the Offer and the date of termination of employment other than for cause (and other than due to death or disability) or the resignation for good reason were January 5, 2018. The amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the notes to the table below. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to an executive officer may materially differ from the amounts set forth below.

Name	Cash Severance Payment(1)	COBRA Premiums(2)
Jonathan E. Lim, M.D.	$1,665,000	$59,736
Zachary Hornby	604,800	21,872
Jacob Chacko, M.D.	552,150	6,938
Christian V. Kuhlen, M.D.	483,300	9,517
William McCarthy	461,700	29,631
Pratik Multani, M.D.	583,200	21,872
Valerie Harding Start, Ph.D.	461,700	20,809

(1)	The amount set forth represents a cash severance payment payable as follows: (i) in the case of Dr. Lim, twice the sum of his base salary and target annual cash bonus; and (ii) in the case of each other executive officer, the executive officer’s base salary plus the executive officer’s target annual bonus. Any amounts payable in connection with the termination of an executive’s employment are subject to applicable withholdings and are payable in installments over 24 months (in the case of Dr. Lim) and 12 months (in the case of the other named executive officers). Payment of severance is also subject to the executive officer’s execution of a release of claims and compliance with certain restrictive covenants, including with respect to non-solicitation and non-disparagement
(2)	Consists of COBRA coverage for a period of 24 months (in the case of Dr. Lim) or 12 months (for the other executive officers) following the date of termination. The value is based upon the type of insurance coverage the Company carried for each executive officer as of January 5, 2018 and is valued at the premiums in effect on such date.

The foregoing description of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the Severance Plan, filed as Exhibit (e)(14) to this Schedule 14D-9, which is incorporated herein by reference.

Tax Reimbursement Agreement with Jonathan E. Lim, M.D.

In connection with the signing of the Merger Agreement, the Company entered into an agreement with Dr. Lim (the “Tax Reimbursement Agreement”), which provides that, if the Merger is consummated and an excise tax is imposed on Dr. Lim under Section 4999 of the Internal Revenue Code (the “Code”) as a result of any compensation or benefits provided to him in connection with the Merger, he will be entitled to a tax gross-up payment in an amount equal to such excise tax (and any related taxes or penalties or interest on such excise taxes or any such tax-gross up payment).

The foregoing description of the Tax Reimbursement Agreement does not purport to be complete and is qualified in its entirety by reference to the Tax Reimbursement Agreement, filed as Exhibit (e)(17) to this Schedule 14D-9, which is incorporated herein by reference.

Grant of Company RSUs to Executive Officers; Acceleration of Vesting of Company RSUs; Payment of 2017 Executive Bonuses.

On December 22, 2017, Company RSUs were granted to the executive officers of the Company as part of the annual process of the Compensation Committee of the Company Board for determining 2017 annual stock award grants, 2017 annual bonus determinations and 2018 base salary adjustments for employees of the Company. On December 26, 2017, the Compensation Committee of the Company Board approved the accelerated vesting of certain Company RSUs held by Dr. Lim, Mr. Hornby, Dr. Kuhlen, Mr. McCarthy and Dr. Smart (including, in the case of Dr. Kuhlen and Mr. McCarthy, a portion of the Company RSUs granted on December 22, 2017) in anticipation of the Merger and to facilitate tax planning strategies for the Company and these individuals. As part of the same tax planning strategies, the Compensation Committee of the Company Board also approved the payout of each executive officer’s annual cash incentive award for 2017 prior to year-end. The annual incentive award payments were paid out at 100% of target based on the Compensation Committee’s determination of the Company’s performance relative to the applicable performance metrics and each individual executive’s individual performance. See Item 6 below where the grant of the Company RSUs and the accelerated vesting of these Company RSUs is described.

Director Compensation

The Company compensates its non-employee directors for their service on the Company Board, but does not pay director fees to directors who are employees of the Company. Non-employee members of the Company Board receive a combination of cash compensation, in the form of annual retainers, and equity incentive compensation, in the form of stock option awards, for their service on the Company Board.

Cash Compensation

Non-employee directors are eligible to receive the following cash compensation:

•	each director receives an annual retainer of $40,000;

•	the lead independent director of the Company Board, if any, receives an additional annual retainer of $20,000;

•	an additional annual retainer is paid to the non-employee director serving as (1) the chairman of the audit committee in an amount equal to $15,000, (2) the chairman of the compensation committee in an amount equal to $10,000, and (3) the chairman of the nominating and corporate governance committee in an amount equal to $7,500; and

•	audit, compensation and nominating and corporate governance committee members (other than the committee chairmen) receive an additional annual retainer equal to $7,500 for audit committee members, $5,000 for compensation committee members and $3,500 for nominating and corporate governance committee members.

Fees are paid to the non-employee directors in four equal quarterly installments. In addition, the Company provides reimbursement to the non-employee directors for their reasonable expenses incurred in attending meetings of the Company Board and committees of the Company Board.

For 2018, each non-employee director is entitled to receive the same amounts of cash compensation as described above.

Equity Compensation

Any non-employee director when first elected or appointed to the Company Board is granted a non-qualified option to purchase 40,000 shares of the Company’s common stock on the date of his or her initial election or appointment. In addition, on the date of each annual meeting of the Company’s stockholders, each non-employee director is eligible to receive a non-qualified option to purchase an additional 20,000 shares of the Company’s common stock. Such options have an exercise price per share equal to the fair market value of the Company’s common stock on the date of grant.

The initial options granted to non-employee directors described above will vest over three years, with one-third of the options vesting on the first anniversary of the date of grant and the remainder vesting in equal monthly installments over the two years thereafter, subject to the director’s continuing service on the Company Board on those dates. The annual options granted to non-employee directors described above will vest on the first to occur of (1) the first anniversary of the date of grant or (2) the next occurring annual meeting of its stockholders, subject to the director’s continuing service on the Company Board on such date. In addition, all of the options granted to the non-employee directors will vest in full immediately prior to the occurrence of a change in control. The term of each option granted to non-employee directors is ten years.

Please see the section above entitled “Effect of the Merger on Stock Awards” for more information on the treatment of equity held by directors in the Merger.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any employment, incentive, equity or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time, it is possible that Parent or its affiliates may enter into service, employment or other arrangements with the Company’s directors or executive officers in the future.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation, by a provision of its certificate of incorporation, to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Company has included in its second amended and restated certificate of incorporation (as amended, the “Charter”) and its amended and restated bylaws (the “Bylaws”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL, empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses

(including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

The Company has included in its Charter and its Bylaws provisions that permit the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. The Bylaws of the Company also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the Bylaws would permit indemnification. In addition, the Company may advance expenses incurred in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall be ultimately determined that the person is not entitled to be indemnified by the Company. The Company has also obtained directors’ and officers’ liability insurance.

Pursuant to authorization by the Company Board, the Company has entered into separate indemnification agreements (“Indemnification Agreements”) with its directors and executive officers, in addition to the indemnification provided for in the Charter and Bylaws. These Indemnification Agreements, among other things, provide for indemnification by the Company of its directors and executive officers for expenses, judgments, fines and settlement amounts incurred by such person in any action or proceeding arising out of such person’s services as a director or executive officer or at the Company’s request. These indemnification agreements also may require the Company to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(13) hereto, and is incorporated herein by reference.

The Merger Agreement provides for certain indemnification, exculpation and insurance rights in favor of the Company’s current and former directors, officers and employees, who are referred to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in the Charter or Bylaws or under any agreement filed as an exhibit to specified SEC filings of the Company or listed on the confidential disclosure letter provided by the Company to Parent and Purchaser with respect to all acts or omissions occurring prior to or at the Effective Time will survive the closing of the Offer and the Merger and will continue in full force and effect in accordance with their respective terms for a period not less than six years.

From and after the Effective Time, Parent has agreed to cause to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, the Company’s current directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date of the Merger Agreement or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided further that in no event shall Parent or the Company be required to pay annual premiums for such insurance policies in excess of 300% of the amount of the annual premiums paid by the Company in fiscal year 2017 for such purpose, it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.

In lieu of the foregoing, Parent or the Surviving Corporation may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less advantageous than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on December 21, 2017, the Company Board unanimously: (i) determined that the Offer, the Merger Agreement, the Merger and the transactions contemplated thereby are advisable and fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of the Company and its stockholders (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(13) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the press release issued by the Company and Parent, dated December 21, 2017, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

Parent is an indirect subsidiary of Roche Holding Ltd, a Swiss joint-stock company. For the purposes of this “Background of the Offer” only, references to “Roche” shall mean Roche Holding Ltd, a Swiss joint-stock company.

The Company Board and management continually evaluate the Company’s business and financial plans. As part of this evaluation, the Company Board and management also periodically consider strategic alternatives to maximize value to the Company’s stockholders. In particular, the Company Board and management have considered a number of potential licensing relationships and other strategic transactions as the Company’s lead product candidate, entrectinib, has advanced through clinical trials. Entrectinib, formerly called RXDX-101, is an investigational, central nervous system-active, potent, and selective tyrosine kinase inhibitor being developed for tumors that harbor NTRK fusions or ROS1 fusions, which is in a Phase 2 clinical study in molecularly defined patient populations for the treatment of solid tumors. If successful, this clinical trial will support dual NDA submissions in TRK tissue agnostic and ROS1 non-small cell lung cancer indications in 2018, with anticipated commercial launch in 2019.

From January 2016 through December 2017, at the direction of the Company Board, the Company initiated discussions with, and sought proposals from, twenty-five pharmaceutical companies (including Roche, Party A, and Party B discussed below) regarding possible licensing opportunities with the Company related to the global development and commercialization of entrectinib. The purpose of this process was to cultivate relationships with potential licensees and convey information regarding the Company’s principal value-driving asset so that the Company could move quickly in pursuing licensing relationships or other strategic transactions necessary to fund the development and commercialization of entrectinib. The Company entered into formal confidentiality agreements with seventeen of these companies to facilitate detailed discussions concerning entrectinib and potential transaction terms. Twelve of these companies entered into a formal due diligence process, including receiving access to a virtual data room established by the Company for potential licensees to evaluate entrectinib. Additionally, six companies submitted non-binding term sheets for regional or global licensing arrangements for entrectinib. As part of these discussions, several included the possibility of an acquisition of the Company. However, except as described below, none of these discussions advanced beyond a preliminary stage.

Between March 2016 and December 2017, the Company Board held over a dozen meetings, with members of management and representatives of J.P. Morgan Securities LLC (“J.P. Morgan”) and/or Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), financial advisors to the Company (each engaged by the Company as described below), and Latham & Watkins LLP (“Latham & Watkins”), regular corporate counsel to the Company, participating, to discuss potential strategic alternatives for the Company and the capital needs required to pursue the Company’s business and financial plans as a standalone company. The Company Board regularly discussed the potential risks and benefits of continuing to pursue its business and financial plans as a standalone company.

On May 17, 2016, the Company and Parent entered into a confidentiality agreement to facilitate discussions related to the licensing of entrectinib and Roche was given access to the Company’s virtual data room related to entrectinib for due diligence purposes. The parties amended the confidentiality agreement on February 15, 2017 to expand the definition of information considered Parent’s confidential information. Between June 2016 and September 2016, Roche conducted extensive due diligence on entrectinib with respect to a potential licensing transaction. During this period, several in-person meetings between Company management and the management of Roche occurred. In September 2016, Roche informed the Company that it would no longer seek to license rights to entrectinib from the Company. However, between September 2016 and December 2017, Company management had periodic meetings with counterparts at Roche to maintain a potential dialogue for future collaboration opportunities.

On May 9, 2017, in light of the status of its licensing process and its continuing capital needs, the Company completed a public offering of 14.375 million shares of the Company’s common stock at an offering price of $6.15 per share, raising approximately $88.4 million. J.P. Morgan was a joint book-running manager for the transaction.

On June 3, 2017, Mr. Hornby met with the management of a biopharmaceutical company (“Party A”) to discuss the possibility of a licensing arrangement with the Company related to entrectinib. Later that month, the Company and Party A entered into a confidentiality agreement, and Party A was given access to the Company’s virtual data room related to entrectinib. On June 15, 2017, Company management met with the management of Party A to further discuss the possibility of a licensing arrangement.

On October 6, 2017, the management of Party A contacted Mr. Hornby to communicate that Party A was interested in pursuing a licensing transaction with the Company related to entrectinib.

On October 17, 2017, the Company announced interim clinical data from the Company’s STARTRK-2 trial of entrectinib. The same day, the Company also announced that the European Medicines Agency had granted Priority Medicines designation (“PRIME”) to entrectinib in the treatment of NTRK fusion-positive, locally advanced or metastatic solid tumors in adult and pediatric patients who have either progressed following prior therapies or who have no acceptable standard therapy. The PRIME initiative gave the Company the possibility of accelerating assessment of the Marketing Authorisation Application for entrectinib, and engaging in early discussion with the European Medicines Agency and health technology assessments regarding reimbursement pathways.

On October 24, 2017, in light of the status of its licensing process and its continuing capital needs, the Company completed an additional public offering of 10,000,000 shares of the Company’s common stock at an offering price of $16.00 per share, raising approximately $160.0 million. Again, J.P. Morgan served as a joint book-running manager on the transaction.

On October 27, 2017, the management of Party A met at the Company’s facilities to continue its due diligence. On October 28, 2017, Dr. Lim had a call with a corporate development executive at Party A and an outright acquisition of the company was discussed as a possible option.

On November 8, 2017, a corporate development executive at Party A contacted Dr. Lim and informed him that Party A remained interested in pursuing a partnership or possible acquisition of the Company and would be submitting a non-binding term sheet prior to the Company’s regularly scheduled in-person Board meeting to be held on December 7, 2017.

Based on the collective interest expressed in exploring strategic options for the Company, Dr. Lim gave notice to the Company Board to convene a special meeting on November 13, 2017. Representatives of Latham & Watkins participated, as did members of the Company’s management. At the meeting, Dr. Lim and Mr. Hornby updated the Company Board on the status of the strategic and licensing discussions. Dr. Lim, Mr. Hornby and Dr. Chacko discussed with the Company Board strategic opportunities and future financing options available to the Company, including a review of the potential constraints on future acquisition opportunities for the Company if the Company were to out-license rights for entrectinib. Specifically, the Company Board and management discussed that entering into a licensing arrangement whereby the Company grants an exclusive license to entrectinib (even if geographically or otherwise restricted) could discourage companies from seeking to acquire the Company because they would not have sole control of entrectinib after that acquisition. The Company Board and management also discussed that the Company had not received interest in licensing entrectinib on terms that the Company Board and management found to be acceptable. The Company Board also discussed the significant capital required to bring a drug candidate through trials to market and that continuing to raise capital as a standalone company would be dilutive to existing investors. After the discussion, the Company Board determined it would be in the best interests of stockholders to fully explore all strategic options, including the possibility of an outright acquisition of the Company. The Company Board decided to engage BofA Merrill Lynch as a financial advisor to the Company, in light of its familiarity with the pharmaceutical industry, its qualifications and reputation in the investment community, the Company’s prior positive experience with BofA Merrill Lynch as an advisor to the Company, BofA Merrill Lynch’s experience with transactions similar to those being considered by the Company and BofA Merrill Lynch’s familiarity with the Company’s business, to advise the Company Board concerning strategic opportunities and, at the direction of the Company Board, to solicit interest from potential acquirers in order to further inform the Company Board’s decision-making with respect to licensing opportunities and understand the possibility of a sale of the Company. The Company also engaged Latham & Watkins to act as its legal advisor in connection with the Company’s consideration of any proposals to acquire the Company and other potential strategic transactions. The Company Board and management believed Latham & Watkins would be a valuable advisor to the Company’s consideration of strategic alternatives based on Latham & Watkins’ history with the Company, expertise advising companies in the life sciences industry and its expertise in mergers and acquisitions. After discussion among the Company Board, management and the Company’s advisors, the Company Board directed BofA Merrill Lynch to contact a select group of companies who had familiarity with entrectinib through the Company’s earlier licensing discussions, as well as other companies who were not engaged in licensing discussions with the Company but who had the strategic interest and/or capabilities to fully develop and commercialize entrectinib globally, to see if they would have an interest in acquiring the Company.

Between November 14, 2017, and November 27, 2017, at the direction of the Company Board, BofA Merrill Lynch initiated contact with eleven parties (including Party A and Party B, the details of which are described below) to gauge their interest in participating in a strategic process to acquire the Company. At the direction of the Company Board BofA Merrill Lynch did not suggest a definitive timeline for the anticipated strategic process to these parties at this time, but guided parties to express an indication of interest, without requiring statements of value, prior to the Company Board’s next scheduled meeting on December 7, 2017, and that initial indications of value were likely to be requested by early January 2018.

On November 15, 2017, BofA Merrill Lynch contacted Party A regarding its interest in participating in the Company’s strategic process, including the preliminary anticipated timing of the acquisition process in early January.

On November 15, 2017, the management of a pharmaceutical company (“Party B”) contacted Mr. Hornby to communicate that Party B was interested in a licensing arrangement with the Company. Mr. Hornby informed Party B that the Company had received indications that other parties may be interested in participating in a process to acquire the Company.

On November 16, 2017, at Party A’s request, Dr. Lim spoke with a corporate development executive at Party A to discuss the strategic process. Dr. Lim reiterated the strategic process considerations that BofA Merrill Lynch had conveyed to Party A on November 15, 2017.

On November 17, 2017, Party B submitted a non-binding term sheet related to a license to develop and commercialize entrectinib in all markets outside the United States.

On November 20, 2017, Mr. Hornby and Party B discussed the Company’s strategic process and Party B agreed to discuss the strategic process with BofA Merrill Lynch. Later that day, BofA Merrill Lynch discussed with Party B the strategic process being conducted by the Company.

Also on November 20, 2017, Roche contacted Mr. Hornby on an unsolicited basis and indicated it had an interest in entrectinib and that Roche would like to meet at the upcoming J.P. Morgan Healthcare Conference in January 2018. Mr. Hornby informed Roche that the Company was moving forward with a strategic process with BofA Merrill Lynch as its financial advisor. Mr. Hornby put Roche in touch with BofA Merrill Lynch to further discuss the Company’s strategic process.

On November 21, 2017, Party A requested access to an enterprise-wide virtual data room containing additional information about the Company for purposes of evaluating a strategic process. Party A entered into a new confidentiality agreement governing access to the enterprise-wide virtual data room established for the strategic process. This confidentially agreement included a standstill provision with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change in control of the Company.

On November 22, 2017, BofA Merrill Lynch contacted Roche to discuss the Company’s strategic process.

On November 27, 2017, BofA Merrill Lynch met with the Head of Mergers and Acquisitions at Roche (at a meeting the parties had scheduled prior to Roche expressing interest in the Company’s strategic process) and discussed the Company and its strategic process.

On November 30, 2017 and again on December 1, 2017, Roche contacted the Company to convey that the leadership in its oncology department supported participating in the Company’s strategic process and that Roche intended to move forward with its consideration of acquiring the Company.

On December 1, 2017, Parent entered into a confidentiality agreement with the Company (effective as of November 28, 2017). This confidentiality agreement included a standstill provision with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change in control of the Company. The Company granted Roche access to the enterprise-wide virtual data room.

On December 5, 2017, Dr. Lim and Mr. Hornby met with the Chief Executive Officer (“CEO”) and a corporate development executive at Party A to discuss the possibility of Party A acquiring the Company. The parties discussed the Company’s strategic process and timing. The management of Party A indicated that Party A intended to submit an offer to acquire the Company.

On December 6, 2017, Party A submitted a non-binding indication of interest (the “Initial Party A Proposal”) to acquire all of the Company’s outstanding capital stock for $23.00 per share, which represented a premium of 47% to the Company’s closing share price from the prior trading day of $15.65 per share. Party A indicated that the Initial Party A Proposal would be subject to satisfactory completion of due diligence and the successful negotiation of a definitive agreement. The Initial Party A Proposal included a December 21, 2017 deadline to sign a definitive acquisition agreement and Party A requested an initial response to the Initial Party A Proposal by no later than December 11, 2017.

On December 7, 2017, the Company Board held a regularly scheduled in-person meeting. Representatives of BofA Merrill Lynch and Latham & Watkins participated, as did members of the Company’s management. Management updated the Company Board on the status of strategic discussions, including: (i) two global licensing proposals from pharmaceutical companies; (ii) one licensing proposal for the European Union market from a pharmaceutical company; (iii) one licensing proposal for all markets outside the United States from Party B; and (iv) the Initial Party A Proposal. The Company Board discussed the Initial Party A Proposal and its other strategic alternatives, including that Roche was conducting due diligence and confirmed interest in the Company’s strategic process. Representatives of Latham & Watkins reviewed with the Company Board its fiduciary duties when considering strategic transactions. The Company Board determined to engage J.P. Morgan as an additional financial advisor to the Company in light of its familiarity with the pharmaceutical industry, its qualifications and reputation, the Company’s prior positive experience with J.P. Morgan as an underwriter in the Company’s public stock offerings, J.P. Morgan’s experience with transactions similar to those being considered by the Company and J.P. Morgan’s familiarity with the Company’s business. Following discussion, the Company Board determined that the Initial Party A Proposal provided a sufficient basis for further negotiation and due diligence, but instructed management to attempt to negotiate with Party A for a higher price per share and explore other terms of the proposal. The Company Board further instructed management to respond to the Initial Party A Proposal and contemporaneously engage with other potential acquirers. The Company Board noted that the other potential acquirers were generally already well-acquainted with the Company, and with entrectinib in particular, as a result of the earlier broad licensing process conducted by the Company, and that an accelerated timeframe should be sufficient to gauge acquisition interest given the level of exposure that these potential acquirers already had with entrectinib and the Company. The Company Board directed management and its advisors to engage with Party A to improve its offer, as well as engage with other potential acquirers to encourage additional competitive offers for the Company.

On December 8, 2017, BofA Merrill Lynch informed Party A that the Company was reluctant to accelerate its strategic process unless Party A submitted a revised proposal to the Company that more fully valued the Company. Additionally, legal counsel to Party A submitted diligence requests to Latham & Watkins to assist with Party A’s evaluation of the Company and over the following days, additional materials were made available in the virtual data room.

Between December 8, 2017 and December 9, 2017, the Company informed five pharmaceutical companies, including companies that had previously submitted licensing proposals for entrectinib, that the Company’s process had been revised to focus on the sale of the Company and that timing would likely accelerate; however, these companies declined to participate in the Company’s sale process.

On December 9, 2017, BofA Merrill Lynch contacted Roche and informed Roche that the Company’s process had been revised to focus on the sale of the Company.

On December 10, 2017, the Company Board held a telephonic meeting to discuss the status of the strategic process. Representatives of BofA Merrill Lynch, J.P. Morgan and Latham & Watkins participated, as did members of the Company’s management. Representatives of the Company’s financial advisors discussed the status of the strategic process, including the ongoing discussions with the various active parties in the process, including Party A and that Roche was continuing with its due diligence. Latham & Watkins discussed their interactions with Party A’s legal counsel. After discussion about the Initial Party A Proposal, the potential to negotiate for an enhanced proposal and further due diligence to be completed by Party A, the Company Board directed management and its financial advisors to continue dialogue with Party A while concurrently seeking to cultivate interest from competing acquirers.

Additionally, on December 11, 2017, Party A entered into a new confidentiality agreement with the Company and, as a result, the Company granted Party A access to the enterprise-wide virtual data room to aid in its review of the possibility of an acquisition of the Company. This confidentiality agreement included a standstill provision with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change in control of the Company.

In the morning on December 12, 2017, the Company Board held a telephonic meeting to discuss the Company’s strategic process. Representatives of BofA Merrill Lynch, J.P. Morgan and Latham & Watkins participated, as did members of the Company’s management. The Company’s financial advisors reviewed the overall process, including the status of all sixteen companies that had been contacted. The Company Board directed its financial advisors to continue to pursue the Company’s strategic process. Dr. Chacko also presented the Company preliminary financial projections, including projected entrectinib sales forecasts, projected operating expenses and other assumptions. Representatives from BofA Merrill Lynch and J.P. Morgan also discussed the management projections with respect to RXDX-106, and Dr. Lim informed the Company Board that management would continue working to refine the projections and would provide an updated presentation at the Company Board’s next meeting. For a detailed discussion of the projections discussed, please see below under the heading “—Certain Projections.”

In the afternoon on December 12, 2017, Party A submitted a revised written indication of interest (the “Revised Party A Proposal”) to acquire all outstanding capital stock of the Company for $23.75 per share in cash. Party A indicated that the Revised Party A Proposal would be subject to satisfactory completion of due diligence and the successful negotiation of a definitive agreement, and outlined key provisions Party A wanted to include in the agreement. Among the specified terms were a two-step tender offer structure, deal protection measures including a termination fee equal to 4% and an expense reimbursement equal to 1%, respectively, of the aggregate equity value of the transaction, specific restrictions on the Company Board’s ability to accept a superior proposal from another party, financing assistance covenants and entry into tender support agreements from all directors and officers of the Company. The Revised Party A Proposal represented a premium of approximately 50% to the Company’s closing share price from the prior trading day of $15.80 per share.

Additionally, on December 12, 2017, the financial advisor to Party B contacted BofA Merrill Lynch on behalf of Party B to inquire about the sale process. BofA Merrill Lynch, J. P. Morgan and the financial advisor to Party B discussed the Company’s sale process, including due diligence requirements, the terms of a confidentiality agreement and the anticipated timing of the transaction. The next day, Party B entered into a revised confidentiality agreement with the Company and was granted access to the enterprise-wide virtual data room. This confidentiality agreement included a standstill provision with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change in control of the Company.

In the morning on December 13, 2017, Roche communicated to BofA Merrill Lynch that Roche continued to review the strategic opportunity to acquire the Company and that, should Roche decide to submit an offer, it would need until the week of January 15, 2018 to submit its bid.

In the afternoon on December 13, 2017, the Company Board held a telephonic meeting to discuss the Company’s strategic process. Representatives of BofA Merrill Lynch, J.P. Morgan and Latham & Watkins participated, as did members of the Company’s management. The Company’s financial advisors provided a process update. Representatives of Latham & Watkins reviewed with the Company Board its fiduciary duties when considering strategic transactions. Representatives of the Company’s financial advisors discussed with the Company Board preliminary financial analyses, including key assumptions underlying the analyses. The Company Board discussed with its financial advisors the advisability of accelerating its process in response to the Revised Party A Proposal. The Company Board determined that the price per share represented in the Revised Party A Proposal was not sufficient to accelerate the Company’s sale process to attempt to sign a merger agreement by December 21, 2017. The Company Board determined, however, that the Revised Party A Proposal provided a sufficient basis for further negotiation and due diligence, and instructed management to attempt to negotiate with Party A for a higher price per share and more favorable terms. The Company Board also directed management and its financial advisors to continue the dialogue with other companies that had expressed an interest and inform them that the timing of the process may accelerate.

After the Company Board’s meeting on December 13, 2017, Dr. Lim called the CEO of Party A to respond to Party A’s Revised Party A Proposal. Dr. Lim stated that the Company Board had determined that the price per share represented in the Revised Party A Proposal was not sufficient for the Company to accelerate its sale process to accommodate Party A’s desired timeframe. During this call, Dr. Lim and the CEO of Party A discussed the factors that the Company Board would consider in evaluating the Revised Party A Proposal, including the price per share offered, the premium above trading price, whether the Company would consider accelerating its sale process, and that the Company had received interest from other parties on track to meet the Company’s original timeline.

Later in the afternoon on December 13, 2017, the CEO of Party A called Dr. Lim and verbally communicated a revised indication of interest (the “Final Party A Proposal”) to acquire all outstanding capital stock of the Company for $25.00 per share in cash, which represented a premium of 61% to the Company’s closing share price from the prior trading day of $15.55 per share. The Final Party A Proposal reiterated a deadline to sign a definitive agreement by Thursday, December 21, 2017.

In the evening on December 13, 2017, the Company Board held a telephonic meeting to discuss the Final Party A Proposal. Representatives of BofA Merrill Lynch, J.P. Morgan and Latham & Watkins participated, as did members of the Company’s management. Dr. Lim updated the Company Board regarding his discussion with the CEO of Party A, as well as the Final Party A Proposal. Representatives from the Company’s financial advisors discussed the Final Party A Proposal and discussed preliminary financial analyses. The Company Board discussed the Final Party A Proposal, including the merits of proceeding to meet Party A’s accelerated timeline. Representatives from Latham & Watkins discussed the Company Board’s fiduciary duties when considering strategic transactions, including the Company’s ability to move forward with negotiations of a definitive acquisition agreement at the value and on the timeline in the Final Party A Proposal while informing other potential acquirers of the required timetable for participating in the Company’s sale process. Representatives from BofA Merrill Lynch and J.P. Morgan then reviewed with the

Company Board the status of discussions with other potential acquirers. The Company Board instructed management and Latham & Watkins to begin negotiating transaction documents with Party A, including a termination fee and other transactional protections that would not discourage other interested potential acquirers from making superior proposals and would preserve the ability of the Company to evaluate and accept superior proposals. The Company Board also directed the financial advisors to reach out to select other potential acquirers, including Roche and Party B to alert them of the need to move on an accelerated timeline if they were going to participate in the Company’s sale process.

After the Company Board telephonic meeting, Dr. Lim communicated to the CEO of Party A that the Company was willing to work toward meeting Party A’s December 21, 2017 timeline to sign a definitive acquisition agreement at the value indicated in the Final Party A Proposal, provided that the parties could reach mutually agreeable terms.

Also in the evening on December 13, 2017, Latham & Watkins provided to legal counsel to Party A a draft of a merger agreement that had been prepared for the Company’s strategic process which provided for a single step merger transaction, transactional protections and other terms as directed by the Company Board, referred to herein as the Company’s auction draft of the merger agreement.

In the evening on December 13, 2017, BofA Merrill Lynch contacted Roche and informed Roche of the accelerated timeframe for the Company’s sale process due to an alternative proposal from another bidder.

In the morning on December 14, 2017, the Head of Partnering at Roche contacted Dr. Lim and they discussed the accelerated timeframe for the Company’s sale process. The Head of Partnering at Roche informed Dr. Lim of Roche’s strong interest in acquiring the Company and communicated that the Head of Partnering at Roche would be meeting with the CEO of Roche on December 18, 2017 and submitting a bid by December 19, 2017 or December 20, 2017 to acquire the Company. In the meantime, the Company continued to actively respond to Roche’s diligence requests.

On December 14, 2017, Roche received the Company’s auction draft of the merger agreement that had been prepared for the Company’s sale process.

On December 14, 2017, Party B and its financial advisor began conducting diligence on the Company’s operations.

In the morning on December 15, 2017, the Company Board held a telephonic meeting to discuss the Company’s strategic process. Representatives of BofA Merrill Lynch, J.P. Morgan and Latham & Watkins participated, as did members of the Company’s management. The Company Board discussed the status of discussions with the interested parties. Latham & Watkins and the financial advisors updated the Company Board on the status of discussions with Party A and their advisors, including issues raised in preliminary discussions regarding the terms of the draft merger agreement. The financial advisors discussed Roche’s profile, including the company’s financial resources, strategic focus and ability to complete a transaction. The financial advisors noted that Roche had expressed serious interest in participating in the Company’s sale process, but that Roche had concerns about its ability to meet an accelerated timeline. The financial advisors then discussed their interactions with Party B, and Mr. Hornby discussed the due diligence that was currently underway by each of Roche, Party A and Party B. The Company Board discussed the potential advantages and disadvantages of conducting a broader market check. The Company Board noted that the Company’s broad licensing process had exposed the Company to multiple parties that had conducted due diligence and its belief that if any party had an interest in acquiring the Company, the party would have already contacted the Company or its representatives. The Company Board decided against reaching out to any additional potential acquirers beyond those that had affirmatively expressed interest in a sale of the Company, concluding that, in light of the work that had been done to date to assess interest in the Company, as well as the risks of press leaks and potential loss of momentum in the process, the downside of expanding to a broader market check far outweighed the potential advantages. The Company Board directed management, the financial advisors and Latham & Watkins to continue to pursue negotiations with each of the potential acquirers discussed at the meeting and to re-affirm with all parties the accelerated timeline for a potential transaction.

On December 16, 2017, legal counsel to Party A provided its own draft of a form of merger agreement with terms differing considerably from the auction draft previously circulated by Latham & Watkins, including changing the transaction structure to a tender offer to accelerate the time to close the transaction, and more robust deal protection measures favoring Party A, including a termination fee equal to 4% of the aggregate equity value of the transaction. The draft also contained financing terms, which increased the uncertainty regarding completing the transaction.

On December 16, 2017, Roche’s Head of Partnering contacted Dr. Lim to discuss the Company’s sale process. During the call, Roche’s Head of Partnering indicated that Roche was interested in acquiring all of the outstanding stock of the Company for $1.7 billion which she believed represented a share price offer between $25.00 and $27.00 per share. Dr. Lim indicated that the Company had received a compelling offer that the Company Board would review and make a decision on by December 21, 2017 and indicated that Roche would need to accelerate its timing to be competitive and that a bid at the higher end of Roche’s valuation range would be necessary.

On the morning of December 17, 2017, Roche’s Head of Partnering indicated that Roche’s senior management had approved a verbal indication of interest (the “Roche Proposal”) to acquire all outstanding capital stock of the Company for $27.00 per share in cash, with a targeted deal announcement on or before December 30, 2017. The Roche Proposal represented a premium of 77% to the Company’s closing share price from the prior trading day of $15.25 per share. Roche’s Head of Partnering indicated an intention for the organization to work as quickly as possible to a deal announcement, but said a signing date of December 21, 2017 was unlikely.

Later in the morning on December 17, 2017, the Company Board held a telephonic meeting to discuss the Company’s sale process. Representatives of BofA Merrill Lynch, J.P. Morgan and Latham & Watkins participated, as did members of the Company’s management. Latham & Watkins provided an update on the status of discussions with Party A, including a review of the issues raised by Party A’s draft merger agreement, including significant issues relating to timing, deal certainty and the ability of the Board to consider alternative proposals. The Company Board provided input and directed management, the financial advisors and Latham & Watkins to continue to pursue negotiations with Party A. Dr. Lim provided an update on interactions with Roche and the Roche Proposal, including Roche’s inability to meet a signing deadline of December 21, 2017. The Company Board, management and the Company’s advisors then discussed how to accelerate the timeline for Roche to enter into a definitive acquisition agreement to meet the timing set in the Final Party A Proposal. They also discussed the risk to the offer presented by Party A if the December 21, 2017 signing deadline requested by Party A was not met. The Company Board directed Dr. Lim to reengage with Roche and indicate that the price proposed in the Roche Proposal was likely acceptable at $27.00 per share, provided that Roche could move to the execution of a binding definitive agreement by Friday, December 22, 2017 on mutually agreeable terms.

On December 17, 2017, after the meeting of the Company’s Board, Dr. Lim called Roche and relayed the positive feedback on the offer price and the strong encouragement that in order to succeed in the process, Roche would need to sign a definitive agreement regarding the transaction no later than December 22, 2017. Roche continued to indicate that signing a definitive agreement by December 22, 2017 was unlikely but that it would endeavor to provide as much certainty as it could and plan to sign an agreement shortly after December 25, 2017. The Head of Partnering at Roche indicated that Roche would send a draft of an acquisition agreement on December 20, 2017.

On December 18, 2017, the CEO of Roche contacted Dr. Lim telephonically, and indicated that good progress was being made with due diligence, but that it was unlikely that Roche would be prepared to sign a definitive acquisition agreement and announce the transaction by December 22, 2017. Dr. Lim indicated that the Company expected another party to have a fully documented offer in front of the Company Board by December 21, 2017, and that Roche would need to meet that timing if they were going to be successful in the process. The parties agreed to discuss timing of the transaction again over the following days.

Also in the morning on December 18, 2017, Latham & Watkins participated in a telephonic meeting with Party A’s legal counsel regarding the draft merger agreement. The parties discussed (i) deal protection terms, including the appropriateness of a go-shop provision, the no-shop terms and the size of the proposed break fee, (ii) revisions to representations and warranties, the timing and scheduling burden, and the lack of deal certainty created by the “bring down” standards, (iii) the extent of changes and the challenges of resolving all open issues while still meeting Party A’s timeline, and (iv) the accelerated timeline of the transaction and the need for concessions on items included in the merger agreement.

Also in the morning on December 18, 2017, Latham & Watkins delivered to Roche a draft of the disclosure letter to the merger agreement.

Later in the morning on December 18, 2017, the Company Board held a telephonic meeting to discuss the progress of the Company’s strategic process. Latham & Watkins provided an update on the status of discussions with Party A, including a review of the outstanding issues under the draft merger agreement provided by their counsel, including significant issues relating to timing, deal certainty and the ability of the Company Board to consider alternative proposals. Dr. Lim updated the Company Board on his conversations with Roche regarding certainty and timing of the transaction. The Company Board provided input and instructed management and the advisors to continue to engage with Roche, Party A, and Party B, including making sure all parties were aware of the accelerated timeline for the transaction.

Later on December 18, 2017, Roche’s Head of Partnering and Dr. Lim discussed ways in which Roche’s process could potentially be accelerated, including streamlining the legal review, creating daily updates for Dr. Lim to speak with Roche’s CEO, and allowing a broader working group of Roche and Company representatives and advisors to communicate directly regarding the merger agreement, the status of due diligence, and the approval process for both companies.

Early on December 19, 2017, Latham & Watkins sent Roche and Sidley Austin LLP (“Sidley Austin”), legal counsel to Roche, a draft of the merger agreement reflecting changes that the Company had negotiated with Party A, to accelerate Roche’s and Sidley Austin’s review.

On December 19, 2017, the CEO of Roche informed Dr. Lim that Roche was still unlikely to meet the Company’s desired December 22, 2017 timeline. Dr. Lim warned Roche that if they could not meet the December 22, 2017 deadline, the Company Board may accept an alternative proposal.

Later in the afternoon on December 19, 2017, the Company Board held a telephonic meeting to discuss the Company’s strategic process. Representatives of BofA Merrill Lynch, J.P. Morgan and Latham & Watkins participated, as did members of the Company’s management. The Company’s financial advisors provided an overview of the status of discussions with the parties in the process and management reviewed diligence activity by Roche, Party A, and Party B. Dr. Lim also provided an overview of recent discussions with Roche regarding its ability to meet the accelerated timing of the process. Dr. Lim also reviewed the progress made by Latham & Watkins with respect to definitive documentation for a potential transaction with either Roche or Party A. The Company’s management then updated the Company Board with the progress to date by Party B. The Company’s advisors indicated that requests for and review of due diligence materials by Party B had been moving at a slower pace than the due diligence being conducted by Roche and Party A. Latham & Watkins described interactions with Party A’s legal counsel. Latham & Watkins also discussed the key open issues in the negotiation of the draft merger agreement for Party A, including a termination fee equal to 4% of the aggregate equity value of the transaction, deal protection terms that could hinder the ability of the Company to consider superior proposals, and provisions requiring the Company to cooperate with Party A on expanding a financing facility in order to complete the transaction. The Company Board discussed the status of the negotiation of value with Party A and its belief that the Final Party A Proposal reflected the highest price Party A could pay. Dr. Lim then provided an update to the Company Board with respect to interactions with Roche. Among other things, Dr. Lim noted the active engagement of their senior executives and that significant resources had been dedicated to completing diligence. Roche had indicated that it was expecting to provide a proposed draft acquisition agreement based upon the merger agreement form provided by Latham & Watkins, by Wednesday, December 20, 2017. A discussion then ensued among the Company Board, Company management, and the Company’s financial and legal advisors regarding how to obtain the best potential transaction for the Company’s stockholders given the level of interest being shown by both Roche and Party A. The Company Board instructed management and its advisors to continue to progress the negotiations with Party A and Roche and to encourage Roche to submit a fully documented bid by December 22, 2017.

Later on December 19, 2017, Party A contacted Dr. Lim to discuss a number of matters related to the draft merger agreement and communicated that it would send across a revised merger agreement reflecting the final terms Party A was willing to accept to complete an acquisition of the Company.

Also on December 19, 2017, the Company entered into separate engagement letters with each of BofA Merrill Lynch and J.P. Morgan.

On December 20, 2017, the CEO of Roche contacted Dr. Lim to tell him that Roche’s due diligence would be completed that evening, Roche’s lawyers would be sending the Company a markup of the merger agreement, and that Roche had the ability to sign a merger agreement by the evening of Thursday, December 21, 2017, matching the timeline set forth in the Final Party A Proposal.

In the morning on December 20, 2017, Latham & Watkins delivered to legal counsel for Party A and Sidley Austin updates to the disclosure letters to the merger agreements, which included a description of the routine year-end compensation matters for the Company’s employees, including the executive officers, which included annual equity awards, 2017 annual bonuses and 2018 base salary increases, and a description of the proposed tax reimbursement arrangements to be provided for the executive officers of the Company.

On December 20, 2017, Sidley Austin and Latham & Watkins exchanged drafts of a merger agreement. The Sidley Austin draft reflected a two-step tender offer structure as had been agreed between the lawyers, and accepted most of the key terms contained in the auction draft. That same day and through December 21, 2017, Latham & Watkins, with input from the Company, negotiated satisfactory resolution of all of the open issues in the merger agreement with Sidley Austin, including employee compensation matters. As part of this resolution, the parties agreed (i) that the Company Termination Fee would be equal to $58 million, or approximately 3% of the aggregate equity value of the transaction, (ii) that the Company would have an appropriate “fiduciary out” and (iii) to an appropriate level of time and effort that would be required of Roche to obtain antitrust approval. Latham & Watkins and Sidley Austin also exchanged and discussed drafts of tender and support agreements to be executed concurrently with the signing of a merger agreement.

Also on December 20, 2017, the CEO and a corporate development executive at Party A contacted Dr. Lim to discuss the draft merger agreement and communicated that they would send across a revised merger agreement reflecting Party A’s final terms it was willing to accept to complete an acquisition of the Company. Legal counsel for Party A sent a revised draft of a merger agreement to Latham & Watkins, and legal counsel for both parties engaged in negotiations of the terms of the agreement.

In the afternoon on December 20, 2017, the Company Board held a special meeting. Representatives of BofA Merrill Lynch, J.P. Morgan and Latham & Watkins participated, as did members of the Company’s management. Dr. Lim discussed the status of discussions with Party A and Roche and the on-going due diligence review. Latham & Watkins reviewed with the Company Board its fiduciary duties with respect to the proposed sale of the Company and reviewed the strategic process to date. Latham & Watkins reviewed key terms of the draft merger agreements and tender and support agreements, including various deal protection measures, and summarized the remaining open issues under each draft merger agreement. Latham & Watkins noted that compared with the draft merger agreement negotiated with Roche, the draft merger agreement negotiated with Party A required more comprehensive representations and warranties, would not exclude adverse regulatory and clinical developments in determining whether there had been a material adverse effect, and contained significantly more restrictive deal protection terms. Party A also continued to require debt financing to complete the transaction. Representatives of Latham & Watkins also provided the Company Board with a review of antitrust considerations related to the proposed transaction. Representatives of the Company’s financial advisers discussed with the Company Board their confidence that other potential buyers would have time to make a competing offer under the twenty business day timing of a tender offer (even without a delay in the timing of the launch of a tender offer) and would not be deterred by a 3% break-up fee. The Company Board then discussed whether the Company’s financial advisors should affirmatively pursue other potential buyers in light of the current offers. The representatives of the Company’s financial advisors noted that no other party had expressed interest in participating in the Company’s sale process, other than Party B which had not made significant progress in completing due diligence, despite earlier discussions. The Company Board then discussed strategic alternatives, including the state of the Company and its current business plans, as well as the pros and cons of each of the proposed transactions relative to other strategic alternatives. The Company Board instructed management and Latham & Watkins to seek to finalize transaction documents on satisfactory terms with Party A and Roche.

Later on December 20, 2017, the CEO of Roche communicated to Dr. Lim the full support from Roche’s Board. Later that evening, Roche submitted a written proposal to acquire the Company at $27.00 per share.

On December 21, 2017, Dr. Lim had a call with the CEO of Party A regarding the key remaining issues of the merger agreement, including the representations and warranties and material adverse effect definition. The CEO of Party A conveyed that Party A was not prepared to make any further compromises. Later that morning, Latham & Watkins sent a draft of a revised merger agreement to legal counsel for Party A reflecting the Company’s position on the remaining open issues.

Later in the morning on December 21, 2017, the CEO of Roche and Dr. Lim discussed and resolved several final due diligence issues and open issues under the merger agreement.

On December 21, 2017, the Company Board held two special meetings to discuss the proposed sale of the Company. Representatives of BofA Merrill Lynch, J.P. Morgan and Latham & Watkins participated at each meeting, as did members of the Company’s management.

At the first meeting, Latham & Watkins reviewed with the Company Board its fiduciary duties with respect to the proposed sale of the Company and reviewed the strategic process to date. Latham & Watkins reviewed key terms of the draft merger agreements and tender and support agreements, including various deal protection measures, and summarized the remaining open issues under each draft merger agreement. The Company Board instructed management and Latham & Watkins to seek to finalize transaction documents on satisfactory terms with Party A and Roche.

At the second meeting,

•	representatives of Latham & Watkins again reviewed with the Company Board its fiduciary duties when considering the proposed transaction;

•	Latham & Watkins reviewed with the Company Board the outcome of the negotiations with Roche and the revised terms and conditions of the proposed Merger Agreement;

•	management and representatives of the financial advisors reviewed with the Company Board the financial projections case for the Company prepared by Company management reflecting management’s view of the impact of the then pending Tax Cuts & Jobs Act that had recently been passed by both the U.S. Senate and the U.S. House of Representatives (although had not yet been signed into law) (the “Pending Tax Law Case”) and discussed with the Company Board that the financial advisors performed their financial analyses using both the Pending Tax Law Case and Company’s management financial projection case reflecting U.S. tax law as then in effect; and

•

representatives of each of BofA Merrill Lynch and J.P. Morgan reviewed with the Company Board their financial analysis of the $27.00 per share cash consideration that would be received by holders of Common Stock under the proposed transaction offered by Roche and each financial advisor delivered to the Company Board an oral opinion, subsequently confirmed by delivery of a written opinion dated as of December 21, 2017, to the effect that, as of that date and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by it as set forth in its written opinion, the $27.00 per Share cash consideration to be received by holders of Common Stock (other than as specified in such opinion) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. For a detailed discussion of the opinions of BofA Merrill Lynch and J.P. Morgan, please see below under the heading “—Opinions of the Company Financial Advisors.”

Dr. Lim also informed the Company Board that, based upon, among other things, the Company’s management’s views of the Company’s prospects on a standalone basis, its consideration of all the alternatives available to the Company and the information and advice provided by BofA Merrill Lynch, J.P. Morgan and Latham & Watkins, it was the Company’s management’s recommendation that the Company Board approve the transaction as proposed by Roche. The Company Board considered various reasons to approve the merger, and certain countervailing factors. For a detailed description of the various reasons considered by the Company Board, please see below under the heading “—Reasons for the Recommendation of the Company Board.”

After discussions with its financial and legal advisors and members of the Company’s management, and in light of the reasons considered, the Company Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (iii) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer.

At the recommendation of the compensation committee of the Company Board, the Company Board also approved certain compensatory matters, including the routine year-end compensation matters for the Company’s employees, including the executive officers, which included annual equity awards, 2017 annual bonuses and 2018 base salary increases, and an agreement with Dr. Lim to provide for the payment or reimbursement of excise taxes (and any related taxes or penalties or interest on such excise taxes or any such tax-gross up payment) imposed on any compensation or benefits provided to him in connection with the Merger.

On December 21, 2017, Parent, Purchaser and the Company executed and delivered the Merger Agreement and Roche, Purchaser and certain directors and stockholders and an officer of the Company executed and delivered the Tender and Support Agreement. Prior to the open of markets on December 22, 2017, the Company and Roche issued a joint press release announcing the execution of the Merger Agreement.

On January 10, 2018, Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management and the Company’s financial advisors, BofA Merrill Lynch and J.P. Morgan, and considered and analyzed a wide and complex range of factors discussed below. The Company Board also consulted with Latham & Watkins regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is fair to, and in the best interests of, the Company’s stockholders.

The Company Board believed the following material factors and benefits supported its unanimous determination and recommendation:

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The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations and business of the Company as well as the Company’s prospects and risks if the Company were to remain an independent company, including the significant capital required to bring a drug candidate through trials to market and that continuing to raise capital as a standalone company would be dilutive to existing investors, and the potential impact on the trading price of the Common Stock (which is not feasible to quantify numerically). The Company Board evaluated the Company’s current product development pipeline, and general business and financial plans, including the risks and uncertainties associated with continued clinical development of the Company’s entrectinib product candidate as well as other product candidates under development. The Company Board also evaluated the potential to continue to carry out the Company’s development and regulatory strategy alone, or together with a strategic partner. The Company Board also considered the general risk of market conditions that could reduce the Company’s stock price. Among the potential risks identified by the Company Board were the competitive nature of the pharmaceutical industry, and specifically, competition with respect to oncology indications, the Company’s financial resources relative to its competitors, the Company’s ability to successfully complete clinical development, obtain regulatory approval, manufacture, distribute, commercialize and make profitable entrectinib or any other product candidate, the Company’s ability to maintain patent coverage for its product candidates, the potential impact on its business of government healthcare reform, and general risks and market conditions that could reduce the market price of the Shares.

•	Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the current and historical market price of the Shares. The Company Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of approximately 74% over the closing price per share of the Shares on the Nasdaq Global Market on December 21, 2017, the last trading day prior to the announcement of the Merger Agreement, and a premium of approximately 71% and 89% to the trailing 30-trading-day and 90-trading-day volume weighted average prices per Share, respectively, prior to the execution date of the Merger Agreement. The Offer Price also represents a premium of 60% over the 52-week high closing price per Share, and a premium of 46% over the all-time high closing price per Share.

•	Certainty of Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursuing the Company’s current business and financial plans.

•	Potential Strategic Alternatives. The Company Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of each of those alternatives), potential benefits and risks to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board also considered the outcome of the Company’s licensing process, the initial interest expressed from potential licensing partners, the view that a licensing arrangement with respect to entrectinib could discourage companies from seeking to acquire the Company and the fact that the Company had not received interest in licensing entrectinib on terms that the Company Board and management found to be acceptable. The Company Board also considered Parent’s superior proposal of $27.00 per Share relative to a proposal made by Party A to acquire the Company as a price of $25.00 per Share which was submitted by Party A on December 13, 2017 (which was increased by Party A from $23.00 per Share and $23.75 per Share relative to proposals made by Party A on December 6, 2017 and December 12, 2017, respectively).

•	Full and Fair Value. The Company Board believed that the Offer Price of $27.00 per Share represents full and fair value for the Shares, taking into account the Company Board’s familiarity with the business strategy, assets, prospects, and projected results for the 2018 to 2032 fiscal years, and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•	Highest Value Reasonably Obtainable. The Company Board believed that the Offer Price of $27.00 per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of its negotiations with Parent, a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company the fact that a number of other strategic parties that had been contacted with respect to the acquisition of the Company had not expressed the desire or ability to propose a higher valuation. Further, the Company Board determined that the proposal from Parent was superior to the proposal from Party A both in terms of purchase price per Share and on key contractual terms such as deal protection (including the break-up fee and the Company’s ability to terminate the Merger Agreement to consider a superior proposal), the absence of any financing assistance provisions and representations and warranties (including the exclusion of adverse regulatory and clinical developments in determining whether there had been a material adverse effect on the Company). The Company Board believed, based on these negotiations, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree.

•

Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board noted that Parent would require no additional financing and, instead, would fund the purchase price from existing cash resources. The Company Board also believed the transaction was unlikely to be delayed by antitrust review. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent with respect to the transaction, as well as likely continuation of Parent as an independent entity which ensured higher certainty of closing. The Company Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinions of the Company’s Financial Advisors. The Company Board considered the respective opinions of BofA Merrill Lynch and J.P. Morgan, rendered verbally to the Company Board on December 21, 2017, each of which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by each of BofA Merrill Lynch and J.P. Morgan as set forth in its written opinion, the $27.00 per Share cash consideration to be received by holders of Common Stock (other than as specified in such opinion) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders, as more fully described under the caption “Opinions of the Company’s Financial Advisors.”

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were advisable and fair to and in the best interests of the Company and its stockholders. In particular:

•	No Financing Condition. The Company Board considered the representation of Parent and Purchaser that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a superior acquisition proposal from a third party, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, if the Company is not in breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties under applicable law of the Company Board to the Company’s stockholders. In order for the Company Board to withdraw its recommendation in connection with such a superior proposal, the Company Board must first provide Parent and Purchaser with a right to make, and to negotiate in good faith with Parent one or more, counter-proposals to such superior proposal. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a superior proposal, it must concurrently pay Parent a termination fee of $58 million (approximately 3% of the equity value of the transaction). The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

•	Change in Recommendation/Termination Right Following Intervening Events. The Company Board considered its ability to change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger in response to certain unknown intervening events, if the Company is not in breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable law. In order for the Company Board to withdraw its recommendation in response to an intervening event, the Company Board must first provide Parent and Purchaser with notice and a right to meet with the Company to negotiate changes to the Merger Agreement so that such change in recommendation is no longer necessary.

•	Termination Fee. The Company Board was of the view that the $58 million termination fee payable by the Company to Parent if the Merger Agreement is terminated for certain reasons provided in the Merger Agreement was reasonable, and would not likely deter competing bids.

•	Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•	Outside Date. The Company Board considered the fact that the outside closing date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger promptly following the consummation of the Offer.

•	Enforcement. The Company Board considered the Company’s ability to obtain specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement.

•	Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred (including, in particular, the exclusion of adverse regulatory and clinical developments) that otherwise would permit Parent and Purchaser to elect not to consummate the Offer.

•	Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee in certain circumstances as described above.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s stock price, and the Company’s ability to attract and retain key management and scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser may not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for federal income tax purposes.

•	Potential Conflicts of Interest. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinions of the Company’s Financial Advisors

Opinion of BofA Merrill Lynch

The Company retained BofA Merrill Lynch to act as the Company’s financial advisor in connection with the Offer and the Merger (collectively, the “Transaction”). BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Merrill Lynch to act as the Company’s financial advisor in connection with the Transaction on the basis of BofA Merrill Lynch’s experience in transactions similar to the Transaction, its reputation in the investment community and its familiarity with the Company and its business.

On December 21, 2017, at a meeting of the Company Board held to evaluate the Transaction, BofA Merrill Lynch delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated December 21, 2017, to the effect that, as of that date and based on and subject to various assumptions and limitations described in the opinion, the Offer Price to be received by holders of Shares (other than, to the extent applicable, Parent and its affiliates) in the Transaction was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion, dated December 21, 2017, to the Company Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Company

Board for the benefit and use of the Company Board (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction, from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect or implications of the Transaction, and no opinion or view was expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction. BofA Merrill Lynch also expressed no opinion or recommendation as to whether any stockholder should tender their shares of Common Stock in the Offer or as to how any stockholder should vote or act in connection with the Transaction or any other matter.

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Merrill Lynch by the management of the Company, including certain financial forecasts relating to the Company, including with respect to rates of growth of the Company’s unlevered free cash flow after the forecast period, prepared by the management of the Company and containing two different cases, one which reflected U.S. tax law as in effect as of the date of BofA Merrill Lynch’s opinion (the “Current Tax Law Case”) and one which reflected U.S. tax law assuming the then pending Tax Cuts & Jobs Act, as passed by both the U.S. Senate and the U.S. House of Representatives as of the date of BofA Merrill Lynch’s opinion, would be signed into law (the “Pending Tax Law Case”, and together with the Current Tax Law Case, collectively, the “Company Forecasts” and referred to as the “Company Projections” in the section of this Schedule 14D-9 entitled “—Certain Projections”);

•	reviewed and discussed with members of the management of the Company their estimates of the amount and utilization of certain net operating losses (collectively, “NOLs”);

•	discussed with members of the management of the Company their assessments as to the product candidates of the Company, including the likelihood of technical, clinical and regulatory success of such product candidates;

•	discussed the past and current business, operations, financial condition and prospects of the Company with members of management of the Company;

•	reviewed the trading history of Common Stock and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of the Company with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	considered the results of BofA Merrill Lynch efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest and definitive proposals from third parties with respect to a possible acquisition of the Company;

•	reviewed a draft, dated December 21, 2017, of the Merger Agreement (the “Draft Agreement”); and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts and the NOLs, BofA Merrill Lynch was advised by the Company, and assumed, at the direction of the Company Board, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company under the two tax scenarios reflected in the Company Forecasts and as to the other matters covered thereby. BofA Merrill Lynch relied, at the direction of the Company, on the assessments of the management of the Company as to the ability of the Company to utilize the NOLs and was advised by the Company, and assumed, at the direction of the Company, that such NOLs would be utilized in the amounts and at the times projected. BofA Merrill Lynch also relied, at the direction of the Company, on the assessments as to the product candidates of the Company, including the likelihood of technical, clinical and regulatory success of such product candidates. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of the Company or any other entity. BofA Merrill Lynch did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of the Company, that the Transaction would be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction. BofA Merrill Lynch also assumed, at the direction of the Company, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transaction or any arrangements, agreements or understandings entered into in connection with or related to the Transaction or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by holders of Common Stock (other than, to the extent applicable, Parent and its affiliates) and no opinion or view was expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Offer Price or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction. In addition, BofA Merrill Lynch did not express any view or opinion with respect to, and relied with the consent of the Company upon the assessments of the Company and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to the Company and the Transaction as to which BofA Merrill Lynch understood that the Company obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether any stockholder should tender their shares of Common Stock in the Offer or as to how any stockholder should vote or act in connection with the Transaction or any other matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market, tax (other than as noted in this section above) and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch. Except as described in this summary, the Company imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The discussion set forth below in the section entitled “Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Company Board in connection with BofA Merrill Lynch’s opinion, dated December 21, 2017. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Company Financial Analyses

Selected Publicly Traded Companies Analyses.

BofA Merrill Lynch reviewed, based on publicly available financial and stock market information, the enterprise values of the following selected publicly traded oncology companies with a lead product in late stage clinical development and nearing commercial stage, or at early commercial stage, that, in the professional judgment of BofA Merrill Lynch, have businesses that for the purposes of this analysis may be considered similar to those of the Company, as a multiple of Wall Street analyst consensus estimates of calendar years 2021 and 2022 probability-of-success adjusted, or “PoS Adjusted,” net revenues for the applicable company:

•	Juno Therapeutics, Inc.

•	TESARO, Inc.

•	Puma Biotechnology, Inc.

•	Clovis Oncology, Inc.

•	Loxo Oncology, Inc.

•	Agios Pharmaceuticals, Inc.

•	Immunomedics, Inc.

•	Array BioPharma Inc.

•	Epizyme, Inc.

•	Karyopharm Therapeutics Inc.

BofA Merrill Lynch reviewed the enterprise values for each of the selected companies, calculated by multiplying the closing share price of each applicable company as of December 20, 2017, by the number of fully-diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a multiple of Wall Street analyst consensus estimates of calendar years 2021 and 2022 PoS Adjusted net revenues for the applicable company (except with respect to Immunomedics, Inc., where PoS Adjusted net revenue for calendar year 2021 was calculated as the average of estimated PoS Adjusted net revenues for fiscal years ending June 30, 2021 and June 30, 2022, and PoS Adjusted net revenue for calendar year 2022 was calculated as the average of estimated PoS Adjusted net revenues for fiscal years ending June 30, 2022 and June 30, 2023). Those estimates for the selected companies were obtained by BofA Merrill Lynch from FactSet (a data source containing historical and estimated financial data).

The results of this analysis were as follows:

Enterprise Values/PoS Adjusted Net Revenue
	2021E	2022E
Selected Companies (75th percentile)	3.75x	2.55x
Selected Companies (mean)	3.15x	2.22x
Selected Companies (median)	2.86x	2.49x
Selected Companies (25th percentile)	2.36x	1.71x

Based on its review of the enterprise values/PoS Adjusted net revenue multiples for the selected companies and on its professional judgment and experience, BofA Merrill Lynch applied an enterprise value/PoS Adjusted net revenue multiple reference range of 2.50x – 4.00x to the Company management’s estimates of calendar year 2021 PoS Adjusted net revenue as reflected in the Company Forecasts and an enterprise value/PoS Adjusted net revenue multiple reference range of 1.50x – 2.75x to the Company management’s estimates of calendar year 2022 PoS

Adjusted net revenue as reflected in the Company Forecasts. Based on these reference ranges of enterprise value/ PoS Adjusted net revenue multiples, BofA Merrill Lynch calculated ranges of implied enterprise values for the Company. BofA Merrill Lynch then calculated implied equity value per share reference ranges (rounded to the nearest $0.10) for the Company by adding to these ranges of implied enterprise values an amount equal to $243 million, which represents the Company management’s estimate of the net cash of the Company as of December 31, 2017, and dividing the result by the number of fully-diluted shares outstanding of Common Stock (calculated on a treasury stock method basis taking into account outstanding in-the-money options, warrants and restricted stock units, based on information provided by the Company management) and compared these implied equity value per share reference ranges to the Offer Price and the closing price per share of Common Stock as of December 20, 2017, as follows:

Implied Equity Value Per Share Reference Range for the Company		Offer Price	The Company December 20, 2017 Closing Price
2021E	2022E
$14.00 – 20.10	$14.70 – 23.70	$27.00	$15.35

No selected company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Transactions Analysis.

BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following ten selected transactions that, in the professional judgment of BofA Merrill Lynch, were considered relevant as transactions involving target companies in the biotechnology industry, announced since January 1, 2012, with transaction values ranging from approximately $1 billion to $5 billion:

Date	Target	Acquiror
07/20/16	Relypsa, Inc.	Galenica AG

05/31/16	Celator Pharmaceuticals, Inc.	Jazz Pharmaceuticals PLC

11/06/15	ZS Pharma, Inc.	AstraZeneca PLC

06/17/15	Kythera Biopharmaceuticals, Inc.	Allergan PLC

03/30/15	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Ltd.

12/02/14	Avanir Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.

12/19/13	Gentium S.p.A.	Jazz Pharmaceuticals PLC

12/19/13	Algeta ASA	Bayer AG

04/23/12	Ardea Biosciences, Inc.	AstraZeneca PLC

01/07/12	Inhibitex, Inc.	Bristol-Myers Squibb Company

BofA Merrill Lynch calculated the transaction value of each of the selected transactions based on the consideration payable for the target company in the applicable transaction and the net debt or net cash of the applicable target company as publicly disclosed prior to the announcement of the applicable transaction, as multiples of estimates of the target company’s PoS Adjusted net revenue for the fourth calendar year following the year in which the applicable transaction was announced, for transactions announced before June 30, and for the fifth calendar year following the year in which the applicable transaction was announced, for transactions announced after June 30 (in each case, referred to in this section as “CY + 5”), as disclosed by the applicable target company in connection with the applicable transaction.

The results of this analysis were as follows:

Transaction Value/PoS Adjusted Net Revenue CY + 5
Selected Transactions (75th percentile)	4.75x
Selected Transactions (mean)	4.63x
Selected Transactions (median)	4.27x
Selected Transactions (25th percentile)	3.92x

Based on its review of the transaction values/PoS Adjusted net revenue multiples for the selected transactions and on its professional judgment and experience, BofA Merrill Lynch applied a transaction value/PoS Adjusted net revenue multiple reference range of 2.00x – 4.75x to the Company management’s estimates of calendar year 2022 PoS Adjusted net revenue as reflected in the Company Forecasts. Based on this reference range of transaction value/PoS Adjusted net revenue multiples, BofA Merrill Lynch calculated a range of implied enterprise values for the Company. BofA Merrill Lynch calculated an implied equity value per share reference range (rounded to the nearest $0.10) for the Company by adding to this range of implied enterprise values an amount equal to $243 million, which represents the Company management’s estimate of the net cash of the Company as of December 31, 2017, and dividing the result by the number of fully-diluted shares outstanding of Common Stock (calculated on a treasury stock method basis taking into account outstanding in-the-money options, warrants and restricted stock units, based on information provided by the Company management), and compared the implied equity value per share reference range to the Offer Price and the closing price per share of Common Stock as of December 20, 2017, as follows:

Implied Equity Value Per Share Reference Range for the Company	Offer Price	The Company December 20, 2017 Closing Price
$18.30 – $38.10	$27.00	$15.35

No selected transaction used in this analysis or the applicable target company is identical or directly comparable to the Company or the Transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies or transactions to which the Company and the Transaction were compared.

Discounted Cash Flow Analysis.

BofA Merrill Lynch performed a discounted cash flow analysis to calculate a range of implied present values per share of Common Stock as of December 31, 2017, utilizing estimates of the standalone, unlevered, after-tax free cash flows the Company was expected to generate over the period from calendar year 2018 through calendar year 2032 based on the Company Forecasts under each of the Current Tax Law Case and the Pending Tax Law Case. Unlevered, after-tax free cash flows was calculated as PoS Adjusted operating income, less taxes, plus depreciation and amortization, less capital expenditures, plus / (less) changes in net working capital (based on guidance provided by the Company management), all as reflected in the Company Forecasts.

Based on guidance provided by the Company management, BofA Merrill Lynch calculated a range of terminal values for the Company using an assumed perpetuity growth rate range of negative 50% – negative 30% after calendar year 2032. The estimated free cash flows for the Company over the period from calendar year 2018 through calendar year 2032 and the range of terminal values were discounted to December 31, 2017, utilizing mid-year discounting convention, and using discount rates ranging from 12.25 % to 16.25%, reflecting BofA Merrill Lynch’s estimate of the Company’s weighted average cost of capital, to derive a range of implied enterprise values for the Company calculated under each of the Current Tax Law Case and the Pending Tax Law Case. BofA Merrill Lynch added to these ranges of implied enterprise values (i) an amount equal to $243 million, which represents the Company management’s estimate of the net cash of the Company as of December 31, 2017 and (ii) the present value of the benefits from the Company’s net operating loss carryforwards as of December 31, 2017 and from the Company’s future losses over the period from calendar year 2018 through calendar year 2020 discounted to December 31, 2017, utilizing mid-year discounting convention, and using a discount rate of 12.25% to 16.25%, reflecting BofA Merrill Lynch’s estimate of the Company’s weighted average cost of capital, and divided the result by the number of fully-diluted shares outstanding of Common Stock (calculated on a treasury stock method basis taking into account outstanding in-the-money options, warrants and restricted stock units, based on information provided by the Company management), to derive the following range of implied equity values per share (rounded to the nearest $0.10) for the Company, which BofA Merrill Lynch compared to the Offer Price and the closing price per share of Common Stock as of December 20, 2017:

Forecast Case	Implied Equity Value Per Share Reference Ranges for the Company
Current Tax Law Case	$16.10 – 23.20
Pending Tax Law Case	$18.90 – 27.40

BofA Merrill Lynch noted that, given the limited comparability of the Company with the selected companies described above under “—Selected Publicly Traded Companies Analyses,” it had placed relatively more emphasis on the discounted cash flow analysis for purposes of its financial analysis.

Other Factors

BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things: (i) the low and high closing prices of shares of Common Stock over the 52-week period ending December 20, 2017, (ii) Wall Street analysts 12-month price targets for shares of Common Stock, discounted to one year, using a 14.25% assumed mid-point cost of equity, and (iii) an implied premium analysis, in each case described below.

52-Week Trading Range. BofA Merrill Lynch observed that, over the 52-week period ending December 20, 2017, the low and high closing prices for shares of Common Stock ranged from $4.85 to $16.85.

Wall Street Analysts Price Targets. BofA Merrill Lynch observed that Wall Street analyst 12-month price targets for shares of Common Stock ranged from $20.00 to $31.00 per share of Common Stock. BofA Merrill Lynch discounted this range of price targets back one year applying a discount rate of 14.25%, reflecting an estimate of the Company’s mid-point cost of equity, to derive discounted price targets (rounded to the nearest $0.10) for shares of Common Stock ranging from $17.50 to $27.10.

Premium Analysis. BofA Merrill Lynch reviewed, among other things, premia paid in public company biopharmaceutical mergers and acquisitions with transaction values between approximately $1 billion and $5 billion announced since January 1, 2012 measured in relation to each target company’s (i) closing share price on the day prior to the announcement of the applicable transaction (or on the unaffected date prior to the announcement of the transaction, when applicable), and (ii) highest closing share price over the 52-week period prior to announcement or unaffected date of the Transaction. Based on this review and its professional judgment and experience, BofA Merrill Lynch applied (i) a one-day premia reference range of 33% – 66% to the closing price per share of Common Stock on December 20, 2017 of $15.35 to derive implied equity values per share of Common Stock (rounded to the nearest $0.10) ranging from $20.40 to $25.50, and (ii) a 52-week high premia reference range of 10% – 44% to the highest closing price for share of Common Stock over the 52-week period ending December 20, 2017 of $16.85, to derive implied equity values per share of Common Stock (rounded to the nearest $0.10) ranging from $18.50 to $24.30.

Miscellaneous

As noted above, the discussion set forth above in the section entitled “Company Financial Analyses” is a summary of the financial analyses presented by BofA Merrill Lynch to the Company Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that the analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Offer Price to be received by holders of Common Stock (other than, to the extent applicable, Parent and its affiliates) and were provided to the Company Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of the Company.

The type and amount of consideration payable in the Transaction was determined through negotiations between the Company and Parent, rather than by any financial advisor, and was approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Company Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Company Board, management or any other party with respect to the Transaction or the consideration payable in the Transaction.

In connection with BofA Merrill Lynch’s services as the Company’s financial advisor, the Company has agreed to pay BofA Merrill Lynch an aggregate fee of approximately $16 million, of which $1 million was payable upon delivery of its opinion and the remainder is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse BofA Merrill Lynch for its expenses, including fees and expenses of BofA Merrill Lynch’s legal counsel, incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch and related persons against liabilities, including liabilities under the federal securities laws, arising out of BofA Merrill Lynch’s engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Parent and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain leasing facilities of Parent and/or certain of its affiliates, (ii) having provided or providing certain trading services to Parent and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Parent and/or certain of its affiliates, and (iv) having provided or providing certain treasury management products and services to Parent and/or certain of its affiliates. From December 1, 2015 through November 30, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from Parent and its affiliates of approximately $1 million for investment and corporate banking services.

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated December 19, 2017, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Offer and the Merger.

At the meeting of the Company Board on December 21, 2017, J.P. Morgan rendered its oral opinion to the Company Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Offer Price to be paid to the holders of Shares in the proposed Transaction was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its December 21, 2017 oral opinion by delivering its written opinion to the Company Board, dated December 21, 2017, that, as of such date, the Offer Price to be paid to the holders of Shares in the proposed Transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated December 21, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Company Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transaction and was directed only to the Offer Price to be paid in the Transaction and did not address any other aspect of the Transaction. J.P. Morgan expressed no opinion as to the fairness of the Offer Price to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to the proposed Transaction or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a draft, dated December 21, 2017, of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business which are set forth in the section of this Schedule 14D-9 entitled “—Certain Projections” (referred to in this section as the “Company Forecasts”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions (including assumptions relating to tax) reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement would be consummated as described in the Merger Agreement and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and would be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Shares in the proposed Transaction, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of Shares in the Transaction or with respect to the fairness of any such compensation.

The terms of the Merger Agreement, including the Offer Price, were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the Company Board or management with respect to the proposed Transaction or the Offer Price.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Company Board on December 21, 2017 and contained in the presentation delivered to the Company Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples Analysis.

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company or aspects thereof based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates. The companies selected by J.P. Morgan were as follows:

•	Puma Biotechnology, Inc.

•	Blueprint Medicines Corporation

•	Clovis Oncology, Inc.

•	Loxo Oncology, Inc.

•	Agios Pharmaceuticals, Inc.

•	Array BioPharma Inc.

•	Epizyme, Inc.

•	Karyopharm Therapeutics Inc.

With respect to the selected companies, the information J.P. Morgan presented included the multiple of firm value (calculated as equity value plus, or minus, as applicable, net debt or net cash), referred to in this section as “FV”, to estimates of calendar year 2022 probability of success adjusted net revenues for the applicable company, referred to in this section as “FV/2022E Net Revenue Multiple”. Financial data for the selected companies was based on the selected companies’ filings with the SEC and publicly available analyst consensus estimates for calendar year 2022 that J.P. Morgan obtained from FactSet Research Systems. Results of this analysis were presented for the selected companies, as indicated in the following table:

Selected Company	FV/2022E Net Revenue Multiple
Puma Biotechnology, Inc.	1.5x
Blueprint Medicines Corporation	7.6x
Clovis Oncology, Inc.	2.3x
Loxo Oncology, Inc.	2.5x
Agios Pharmaceuticals, Inc.	2.5x
Array BioPharma Inc.	2.6x
Epizyme, Inc.	0.6x
Karyopharm Therapeutics Inc.	0.3x
Median	2.5x

Based on the above analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan selected a FV/2022E Net Revenue Multiple reference range for the Company of 0.6x to 2.6x. J.P. Morgan then applied that range to: (i) the Company’s projected probability of success adjusted net revenue for calendar year 2022 included in the Company Forecasts, and (ii) for reference purposes only, publicly available analyst consensus estimates of the Company’s net revenue for calendar year 2022. The analysis indicated the following implied equity value per share of Shares (rounded to the nearest $0.25), which J.P. Morgan compared to the Offer Price and to the closing price per share of Common Stock as of December 20, 2017, as follows:

Implied Equity Value per Share Reference Range		Offer Price	Company Common Stock 12/20/2017 Closing Price
Calendar Year 2022E Net Revenue (Analyst Consensus) (1)	Calendar Year 2022E Net Revenue (Company Forecasts)
$6.25 – $13.00	$8.75 – $23.25	$27.00	$15.35

(1)	For reference only

Selected Transaction Analysis.

Using publicly available information, J.P. Morgan examined selected transactions with respect to businesses which J.P. Morgan judged to be analogous to the Company’s business or aspects thereof based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. The transactions indicated in the following table were selected by J.P. Morgan as relevant in evaluating the proposed Transaction. Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s estimated probability of success adjusted net revenue for the fourth calendar year following the year in which the applicable transaction was announced for transactions announced before June 30, and for the fifth calendar year following the year in which the applicable transaction was announced for transactions announced after June 30 (such calendar year referred to in this section as “CY+5” and such multiple referred to in this section as “FV/CY+5 Net Revenue Multiple”). Financial data for the target companies, including estimated net revenue, was based on the target company’s filings with the SEC, including filings made in connection with the applicable selected transaction. Results of this analysis were presented for the selected transactions, as indicated in the following table:

Announcement Date	Acquiror	Target	FV / CY+5 Net Revenue Multiple
7/21/2016	Galenica AG	Relypsa, Inc.	1.9x

05/31/2016	Jazz Pharmaceuticals plc	Celator Pharmaceuticals, Inc.	4.0x

11/06/2015	Astrazeneca PLC	ZS Pharma, Inc.	3.1x

06/17/2015	Allergan plc	KYTHERA Biopharmaceuticals, Inc.	3.9x

03/30/2015	Teva Pharmaceutical Industries Ltd.	Auspex Pharmaceuticals, Inc.	4.7x

12/02/2014	Otsuka Pharmaceutical Co., Ltd.	Avanir Pharmaceuticals, Inc.	6.9x

12/19/2013	Jazz Pharmaceuticals plc	Gentium S.p.A.	4.4x

12/19/2013	Bayer AG	Algeta ASA	N/A

04/23/2012	AstraZeneca PLC	Ardea Biosciences, Inc.	4.3x

01/07/2012	Bristol-Myers Squibb Company	Inhibitex, Inc.	8.5x

Mean			4.6x

Median			4.3x

Based on the above analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan then selected a FV/CY+5 Net Revenue Multiple reference range for the Company of 1.9x to 4.7x. Applying that range to the Company’s projected probability of success adjusted net revenue for calendar year 2022 included in the Company Forecasts, this analysis indicated an implied equity value per share of Common Stock (rounded to the nearest $0.25), which J.P. Morgan compared to the value of the Offer Price and to the closing price per share of Common Stock as of December 20, 2017, as follows:

Implied Equity Value per Share Reference Range	Offer Price	Company Common Stock 12/20/2017 Closing Price
$18.00 – $38.25	$27.00	$15.35

Discounted Cash Flow Analysis.

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Common Stock. J.P. Morgan calculated the unlevered free cash flow that the Company is expected to generate during calendar years 2018 through 2032 (as set forth in the section of this Schedule 14D-9 entitled “—Certain Projections”), which were discussed with, and approved by, the Company’s management for J.P. Morgan’s use in connection with its financial analyses under two different cases included in the Company Forecasts, one which reflected U.S. tax law as was in effect as of the date of J.P. Morgan’s opinion (referred in this section as the “Current Tax Law Case”) and one which reflected U.S. tax law assuming the then pending Tax Cuts & Jobs Act, as passed by both the U.S. Senate and the U.S. House of Representatives as of the date of J.P. Morgan’s opinion, would be signed into law (referred in this section as the “Pending Tax Law Case”). J.P. Morgan also calculated a range of terminal values for the Company at the end of this period by applying terminal value growth rates ranging from negative 30% to negative 50%, based on guidance provided by the Company’s management, to estimates of unlevered free cash flow of the Company during calendar year 2032 as provided in the Company Forecasts. The unlevered free cash flow estimates and the range of terminal values were then discounted by J.P. Morgan to present value as of December 31, 2017 using discount rates ranging from 11.00% to 15.00%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by adding projected net cash as of December 31, 2017. This analysis indicated a range of implied equity values for the Company, which J.P. Morgan divided by the number of outstanding shares of Common Stock, calculated on a fully-diluted basis, to derive a range of implied equity values per share of Common Stock (rounded to the nearest $0.25) under the Current Tax Law Case and under the Pending Tax Law Case, which J.P. Morgan compared to the value of the Offer Price and to the closing price per share of Common Stock as of December 20, 2017, as follows:

Implied Equity Value per Share Reference Range		Offer Price	Company Common Stock 12/20/2017 Closing Price
Current Tax Law Case	Pending Tax Law Case
$17.75 – $25.75	$20.75 – $30.50	$27.00	$15.35

Other Information

Historical Trading Range for the Company. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed the historical closing prices of the shares of Common Stock during the 52-week period prior to December 20, 2017, the last trading day before delivery of J.P. Morgan’s oral opinion on December 21, 2017, noting that the low and high closing prices during such period ranged from $4.85 per share to $16.85 per share, as compared to the Offer Price of $27.00 per share of Common Stock and to the closing price per share of Common Stock, as of December 20, 2017, of $15.35 per share of Common Stock.

Analyst Price Targets for the Company. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst share price targets for the shares of Common Stock, noting that the low and high share price targets ranged from $20.00 per share to $31.00 per Share, as compared to the Offer Price of $27.00 per share of Common Stock and to the closing price per share of Common Stock, as of December 20, 2017, of $15.35 per share of Common Stock.

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

For financial advisory services rendered in connection with the Transaction (including the delivery of its opinion), the Company has agreed to pay J.P. Morgan a fee of approximately $16 million, $1 million of which was payable upon delivery by J.P. Morgan of its opinion, and the remainder of which will become due upon the closing of the proposed Transaction. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on the Company’s offerings of equity securities in April 2016, May 2017 and October 2017. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Parent or its affiliates for which J.P. Morgan and such affiliates have received customary compensation. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. During the two year period preceding delivery of its opinion ending on November 30, 2017, the aggregate fees received by J.P. Morgan from the Company were approximately $9 million. During the two year period preceding delivery of its opinion ending on November 30, 2017, the aggregate fees received by J.P. Morgan from Parent or its affiliates were approximately $9.1 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board, BofA Merrill Lynch and J.P. Morgan forward-looking financial information for the years 2018 through 2032 based upon internal projections developed by the Company.

The Company’s management prepared two sets of internal financial projections in connection with its strategic review process: (i) an adjusted consolidated enterprise profit and loss statements summarized below under the heading “Consolidated P&L (PoS Adjusted)” (the “PoS Adjusted Long-Term Forecast”) and (ii) unadjusted consolidated profit and loss statements summarized below under the heading “Consolidated P&L (Unadjusted)” (the “Unadjusted Long-Term Forecast” and, together with the PoS Adjusted Long-Term Forecast, the “Company Projections”). The primary difference between the projections results from the application to the Unadjusted Long-Term Forecast of Company management’s assumptions regarding the probability of success of the products currently under development by the Company, to derive PoS Adjusted Long-Term Forecast. In addition to revenue projections and associated cost of goods sold, Company Projections also reflected Company management’s estimates of potential development costs, marketing expenses, sales expenses, unallocated corporate expense, and royalty and milestone expenses.

The Company management prepared the Company Projections based on the tax law as in effect at the time of the initial preparation of the Company Projections. The Company management subsequently prepared a second PoS Adjusted Long-Term Forecast case reflecting Company management’s view of the impact of the then pending Tax Cuts & Jobs Act, which is summarized below under the heading “Consolidated P&L (PoS Adjusted)—(Pending Tax Law Case”). The Company Projections were prepared using standard industry methods and growth rates for expenses and revenue and included certain prospective costs related to the development of products and product candidates. The Company did not provide any financial forecasts (including the Company Projections) to Parent or any other prospective bidder in connection with a potential acquisition of the Company, other than certain revenue forecasts associated with entrectinib.

The Company Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. In addition, the Company Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Company Projections should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere and incorporated by reference in this Schedule 14D-9. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition and capital resources during 2017, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the third quarter ended September 30, 2017.

The summary of the Company Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Company is including the Company Projections in this Schedule 14D-9 solely because it was made available to BofA Merrill Lynch and J.P. Morgan in connection with their respective financial analyses summarized above under “—Opinions of the Company’s Financial Advisors” and to the Company Board in connection with its evaluation of the Offer and the Merger. The Company Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Although presented with numerical specificity, the Company Projections are not fact, and are forward-looking statements and reflect numerous assumptions and variables as to future events and the probability of such events made by the Company’s senior management, in each case that are inherently uncertain and may be beyond the control of the Company’s senior management. Certain assumptions underlying the Company projections include assumptions with respect to the Company’s ability to commercialize its products, assumptions with respect to the factors described above, as well as assumptions with respect to product pricing, costs and expenses, timing of debt repayment, working capital and stock option exercises, all of which are difficult to predict and many of which are beyond the Company’s control. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Moreover, the Company Projections also reflect assumptions as to certain future business decisions that are subject to change. There can be no assurance that any Company Projections will be realized, or that the assumptions and estimates used to prepare the Company Projections will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Company Projections. Important factors that may affect actual results and result in projections contained in the Company Projections not being achieved include, but are not limited to, the factors set forth from time to time in the Company’s SEC filings.

The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company, BofA Merrill Lynch and J.P. Morgan or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Projections necessarily predictive of actual future events, and the Company Projections should not be relied upon as such. None of the Company, BofA Merrill Lynch, J.P. Morgan, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Company Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not, and, to the knowledge of Company, BofA Merrill Lynch or J.P. Morgan do not, intend to make publicly available any update or other revisions to these Company Projections. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Consolidated P&L (Unadjusted)

(in millions)

	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue	$–	$13	$97	$371	$661	$910	$1,189	$1,577	$2,115	$2,654	$3,196	$3,359	$3,533	$3,511	$3,420
COGS	–	(1)	(5)	(19)	(33)	(46)	(59)	(79)	(106)	(133)	(160)	(168)	(177)	(176)	(171)
Gross Income	–	12	93	353	628	865	1,129	1,498	2,009	2,521	3,036	3,192	3,356	3,335	3,249
Development Costs	(62)	(74)	(85)	(85)	(110)	(103)	(65)	(55)	(45)	(35)	(20)	(10)	–	–	–
Sales & Marketing Expense	(31)	(64)	(123)	(121)	(154)	(222)	(225)	(248)	(251)	(285)	(288)	(292)	(295)	(299)	(227)
Unallocated Corporate Expense (1)	(49)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(61)	(63)	(65)	(67)	(69)	(71)	(36)
Milestone Expense	(21)	(45)	(5)	(30)	(7)	(7)	(3)	(16)	(5)	–	–	–	–	–	–
Royalty Expense	–	(1)	(6)	(24)	(43)	(60)	(79)	(102)	(140)	(189)	(238)	(255)	(273)	(274)	(208)

Operating Income (1)	(163)	(222)	(179)	39	259	417	700	1,017	1,506	1,949	2,425	2,568	2,718	2,691	2,779

Consolidated P&L (PoS Adjusted)

(in millions)

	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue	$–	$10	$78	$297	$529	$691	$801	$886	$942	$998	$1,057	$1,098	$1,141	$1,022	$842
COGS	–	(1)	(4)	(15)	(26)	(35)	(40)	(44)	(47)	(50)	(53)	(55)	(57)	(51)	(42)
Gross Income	–	10	74	282	502	656	761	842	895	948	1,004	1,043	1,084	971	800
Development Costs	(62)	(62)	(30)	(27)	(19)	(13)	(7)	(7)	(6)	(6)	(1)	(1)	–	–	–
Sales & Marketing Expense	(31)	(52)	(99)	(94)	(98)	(103)	(105)	(109)	(111)	(115)	(118)	(121)	(124)	(127)	(69)
Unallocated Corporate Expense (1)	(49)	(40)	(41)	(42)	(44)	(45)	(46)	(48)	(49)	(51)	(52)	(54)	(55)	(57)	(29)
Milestone Expense	(19)	(34)	(0)	(24)	(0)	(0)	(0)	(1)	(0)	–	–	–	–	–	–
Royalty Expense	–	(1)	(5)	(19)	(34)	(46)	(56)	(63)	(67)	(72)	(78)	(81)	(85)	(75)	(10)
Operating Income (1)	(161)	(178)	(101)	76	307	448	547	616	661	705	755	786	819	712	692
Less: Taxes	–	–	–	(26)	(108)	(157)	(191)	(216)	(231)	(247)	(264)	(275)	(287)	(249)	(242)
Plus: Depreciation and Amortization	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Less: Capital Expenditures	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
(Increase) / Decrease in Net Working Capital	–	(1)	(7)	(22)	(23)	(16)	(11)	(9)	(6)	(6)	(6)	(4)	(4)	12	18
Unlevered Free Cash Flow (Pre Tax Shield from NOLs) (2)	(161)	(179)	(108)	27	177	275	344	392	424	452	485	507	528	475	468
Tax Shield from NOL				26	108	127
Unlevered Free Cash Flow (Post Tax Shield from NOLs) (2)	(161)	(179)	(108)	54	284	402	344	392	424	452	485	507	528	475	468

Consolidated P&L (PoS Adjusted) — (Pending Tax Law Case)

(in millions)

	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Operating Income (1)	($161)	($178)	($101)	$76	$307	$448	$547	$616	$661	$705	$755	$786	$819	$712	$692
Less: Taxes	–	–	–	(16)	(65)	(94)	(115)	(129)	(139)	(148)	(159)	(165)	(172)	(150)	(145)
Plus: Depreciation and Amortization	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Less: Capital Expenditures	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
(Increase) / Decrease in Net Working Capital	–	(1)	(7)	(22)	(23)	(16)	(11)	(9)	(6)	(6)	(6)	(4)	(4)	12	18
Unlevered Free Cash Flow (Pre Tax Shield from NOLs) (2)	(161)	(179)	(108)	38	220	338	421	478	516	551	591	617	643	574	565
Tax Shield from NOL	–	–	–	16	61	75	4	–	–	–	–	–	–	–	–
Unlevered Free Cash Flow (Post Tax Shield from NOLs) (2)	(161)	(179)	(108)	54	281	413	425	478	516	551	591	617	643	574	565

(1)	Operating Income does not represent funds available for discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data, as measured under U.S. GAAP.
(2)	Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, all of the Company’s executive officers and directors and certain other beneficial owners of Shares have entered into the Tender and Support Agreement, pursuant to which such persons have agreed to tender all of their Shares, as well as any additional Shares that they may acquire (pursuant to the exercise of Company Stock Options or otherwise), to Purchaser in the Offer. See Item 3 above under the heading “Tender and Support Agreement.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with BofA Merrill Lynch’s services as the Company’s financial advisor, the Company has agreed to pay BofA Merrill Lynch an aggregate fee of approximately $16 million, of which $1 million was payable upon delivery of its opinion and the remainder is contingent upon the closing of the transaction. In addition, the Company has agreed to reimburse BofA Merrill Lynch for its expenses, including fees and expenses of BofA Merrill Lynch’s legal counsel, incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch and related persons against liabilities, including liabilities under the federal securities laws, arising out of BofA Merrill Lynch’s engagement.

In connection with J.P. Morgan’s services as financial advisor to the Company (including the delivery of its opinion), the Company has agreed to pay J.P. Morgan a fee of approximately $16 million, $1 million of which was payable upon delivery by J.P. Morgan of its opinion, and the remainder of which will become due upon the closing of the transaction. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

Additional information pertaining to the retention of BofA Merrill Lynch and J.P. Morgan by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinions of the Company’s Financial Advisors” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has or currently intends to employ, retain or agree to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, except for (1) the entry by all of the Company’s executive officers and directors and certain of the Company’s stockholders, into the Tender and Support Agreement, as described under Item 3 above and (2) the transactions set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction[1]
Jonathan E. Lim, M.D.	12/22/2017	68,334	$0.00	Company RSUs granted pursuant to Company Stock Plans
Jonathan E. Lim, M.D.	12/26/2017	41,910	$0.00	Shares issued pursuant to accelerated vesting of Company RSUs
Jonathan E. Lim, M.D.	12/26/2017	19,006	$26.70	Shares surrendered to the Company in satisfaction of tax withholding arising from accelerated vesting of Company RSUs
Jonathan E. Lim, M.D.	1/5/2018	8,800	$0.00	Forfeiture of Company RSUs not for value
Zachary Hornby	12/22/2017	37,167	$0.00	Company RSUs granted pursuant to Company Stock Plans
Zachary Hornby	12/26/2017	43,000	$0.00	Shares issued pursuant to accelerated vesting of Company RSUs
Zachary Hornby	12/26/2017	18,552	$26.70	Shares surrendered to the Company in satisfaction of tax withholding arising from accelerated vesting of Company RSUs
Jacob Chacko, M.D.	12/22/2017	23,334	$0.00	Company RSUs granted pursuant to Company Stock Plans
Jacob Chacko, M.D.	1/5/2018	4,400	$0.00	Company RSUs granted pursuant to Company Stock Plans
Christian V. Kuhlen, M.D.	12/22/2017	23,334	$0.00	Company RSUs granted pursuant to Company Stock Plans
Christian V. Kuhlen, M.D.	12/26/2017	3,500	$0.00	Shares issued pursuant to accelerated vesting of Company RSUs
Christian V. Kuhlen, M.D.	12/26/2017	1,315	$26.70	Shares surrendered to the Company in satisfaction of tax withholding arising from accelerated vesting of Company RSUs
William McCarthy	12/22/2017	23,334	$0.00	Company RSUs granted pursuant to Company Stock Plans
William McCarthy	12/26/2017	3,500	$0.00	Shares issued pursuant to accelerated vesting of Company RSUs
William McCarthy	12/26/2017	1,135	$26.70	Shares surrendered to the Company in satisfaction of tax withholding arising from accelerated vesting of Company RSUs

Pratik Multani, M.D.	12/22/2017	23,334	$0.00	Company RSUs granted pursuant to Company Stock Plans
Pratik Multani, M.D.	1/5/2018	4,400	$0.00	Company RSUs granted pursuant to Company Stock Plans
Valerie Harding Start, Ph.D.	12/22/2017	23,334	$0.00	Company RSUs granted pursuant to Company Stock Plans
Valerie Harding Start, Ph.D.	12/26/2017	5,500	$0.00	Shares issued pursuant to accelerated vesting of Company RSUs
Valerie Harding Start, Ph.D.	12/26/2017	2,066	$26.70	Shares surrendered to the Company in satisfaction of tax withholding arising from accelerated vesting of Company RSUs
James Bristol, Ph.D.	1/5/2018	178	$0.00	Shares issued pursuant to a pro rata distribution from a stockholder of the Company of which Dr. Bristol is a limited partner. Shares were issued to the Bristol Living Trust of which Mr. Bristol is the trustee.

(1)	The Company RSUs granted on December 22, 2017, were granted to the executive officers as part of the annual process of the Compensation Committee of the Company Board for determining 2017 annual stock award grants, 2017 annual bonus determinations and 2018 base salary adjustments for employees of the Company. The independent compensation consultant to the Compensation Committee of the Company Board recommended the allocation of stock awards in its materials circulated to the Compensation Committee on December 13, 2017. No action was expected to be taken to formally grant the Company RSUs until the Compensation Committee’s regularly scheduled meeting on January 12, 2018. Following discussions with Parent, and in connection with the approval of the Merger Agreement, the Company Board approved the grants of the Company RSUs to the employees of the Company, including the executive officers, on December 21, 2017 in connection with its approval of the Merger Agreement, with such grants effective December 22, 2017. The Company RSUs approved by the Company Board on December 21, 2017 represented 50% of the allocations previously recommended by the independent compensation consultant to the Compensation Committee of the Company Board. On December 26, 2017, the Compensation Committee approved the foregoing acceleration of vesting of certain Company RSUs held by certain executive officers of the Company and the corresponding net settlement of such Company RSUs for purposes of the payment of related tax withholding arising from such vesting in anticipation of the Merger and to facilitate tax planning strategies for the Company and these individuals. See Item 3 above under “Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement—Effect of the Merger on Stock Awards—Restricted Stock Units” where the treatment of the Company RSUs in the Merger is described.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

Named Executive Officer Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” of the Company under the terms of the Severance Plan. The table below describes the estimated potential payments to each of the Company’s named executive officers under the terms of the Severance Plan, their Company Stock Options and Company RSUs and, in the case of Dr. Lim, his Tax Reimbursement Agreement. The severance benefits shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of a termination of employment other than for cause (and other than due to death or disability) or a resignation for good reason, each within the period beginning on the date that is 60 days prior to a change in control and ending 12 months following such change in control. The amounts shown do not include the value of payments or benefits that would have been earned absent such a qualifying termination.

Please note the amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. Furthermore, for purposes of calculating these amounts, the Company has assumed:

•	the Effective Time will occur on January 5, 2018;

•	a price per share of $27.00, which is the Offer Price;

•	the employment of each current named executive officer will be terminated on such date in a manner that entitles the named executive officer to receive the severance payments and benefits under the terms of the Severance Plan (as described in Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of the Company—Severance and Change in Control Severance Plan”);

•	the named executive officer’s base salary and target annual bonus are those in place as of January 5, 2018;

•	no named executive officer receives any additional equity grants on or prior to the Effective Time; and

•	no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Tax Reimbursement(4)	Total
Jonathan E. Lim, M.D.	$1,665,000	$4,898,890	$59,736	$1,966,377	$8,590,003
Zachary Hornby	$604,800	$3,198,569	$21,872	$—	$3,825,241
Pratik Multani, M.D.	$583,200	$3,976,618	$21,872	$—	$4,581,690

(1)	Under the Severance Plan, cash severance would be payable following termination of the named executive officer’s employment by the Company other than for cause (and other than due to death or disability) or the named executive officer’s resignation for good reason, in either case, during the period beginning on the date that is 60 days prior to a change in control and ending 12 months following such change in control, subject to the named executive officer’s execution of a release of claims and compliance with certain restrictive covenants, including with respect to non-solicitation and non-disparagement. In either such event, pursuant to the Severance Plan, the named executive officer will receive severance payments equal to: (1) in the case of Dr. Lim, twice the sum of his base salary and target annual cash bonus; and (2) in the case of each other named executive officer, the named executive officer’s base salary plus the named executive officer’s target annual bonus. Any amounts payable in connection with the termination of an executive’s employment are subject to applicable withholdings and are payable in installments over 24 months (in the case of Dr. Lim) and 12 months (in the case of the other named executive officers). These cash payments are double-trigger benefits in that they will be paid only if the named executive officer experiences a qualifying termination of employment during the period described above, in accordance with the Severance Plan.

The following table quantifies the base salary severance and bonus component of the severance reported in the “Cash” column above.

Name	Base Salary Severance	Bonus Component of Severance
Jonathan E. Lim, M.D.	$1,110,000	$555,000
Zachary Hornby	432,000	172,800
Pratik Multani, M.D.	432,000	151,200

(2)	Under the Severance Plan, each named executive officer would be entitled to accelerated vesting of his unvested equity awards pursuant to a double trigger arrangement (i.e., the occurrence of a change of control and such executive’s qualifying termination as described in footnote (1) above).

Additionally, under the Merger Agreement, effective as of immediately prior to the Effective Time, (i) each Company Stock Option will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the Option Payment Amount, and (ii) each Company RSU will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the RSU Payment Amount.

The amount listed in this column represents the aggregate pre-tax amount payable in consideration of the cancellation of unvested Company Stock Options and Company RSUs held by the named executive officers as to which vesting will accelerate immediately prior to the Effective Time, with such awards being cashed out in connection with the transactions contemplated by the Merger Agreement. The cash payment is a single-trigger (closing of the Offer and the Merger) benefit that will be received solely because of the Merger and regardless of whether a named executive officer’s employment is terminated.

Name	Number of Unvested Company Stock Options Subject to Acceleration	Value of Accelerated Company Stock Option Vesting(a)	Number of Unvested Company RSUs Subject to Acceleration	Value of Accelerated Company RSU Vesting(b)	Total Value of Unvested Equity Acceleration
Jonathan E. Lim, M.D.	117,083	$2,479,042	89,624	$2,419,848	$4,898,890
Zachary Hornby	58,000	1,228,460	72,967	1,970,109	3,198,569
Pratik Multani, M.D.	95,833	1,975,000	74,134	2,001,618	3,976,618

(a)	The value of the unvested and accelerated Company Stock Options is the difference between the Offer Price of $27.00 per share and the exercise price of the option, multiplied by the number of Shares underlying the Company Stock Options as of January 5, 2018, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).
(b)	The value of the unvested and accelerated Company RSUs is the Offer Price of $27.00 per share multiplied by the number of Shares underlying such Company RSUs as of January 5, 2018, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).

In the case of Dr. Lim and Mr. Hornby, the Compensation Committee of the Company Board took action on December 26, 2017, to accelerate the vesting of 41,910 and 43,000 Company RSUs held by such named executive officers, respectively, in anticipation of the Merger and to facilitate tax planning strategies for the Company and these individuals. Assuming a price per share of $27.00, which is the Offer Price, the value of such accelerated vesting to such named executive officers would be $1,131,570 and $1,161,000, respectively, and would be considered a “single trigger” benefit, as the accelerated vesting was not tied to any termination of their employment. Because this accelerated vesting occurred on December 26, 2017, the value of such vesting is not included in the foregoing tables. See Item 6 above where the accelerated vesting of these Company RSUs is described.

(3)	Consists of COBRA coverage for a period of 24 months (in the case of Dr. Lim) or 12 months (for the other named executive officers) following the date of termination. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of January 5, 2018 and is valued at the premiums in effect on such date. These benefits are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Effective Time in accordance with the Severance Plan.

(4)	In connection with the signing of the Merger Agreement, Dr. Lim entered into the Tax Reimbursement Agreement which provides that, if the Merger is consummated and an excise tax is imposed on Dr. Lim under Section 4999 of the Code as a result of any compensation or benefits provided to him in connection with the Merger, he will be entitled to a tax gross-up payment in an amount equal to such excise tax (and any related taxes or penalties or interest on such excise taxes or any such tax-gross up payment). All such tax gross-up payments related solely to the equity award acceleration are single-trigger (closing of the Offer and the Merger) benefits that will be received solely because of the Merger and regardless of whether a named executive officer’s employment is terminated.

In addition to calculating any gross-up related to the equity award acceleration, the gross-up payment quantified in the table assumes the payment of severance. Any tax gross-up payments related to Dr. Lim’s severance payments are a double-trigger benefit in that they will be paid only if Dr. Lim experiences a qualifying termination of employment in accordance with the Severance Plan.

With respect to Mr. Hornby and Dr. Multani, the severance benefits prescribed by the Severance Plan are subject to a Section 280G better-off cutback provision, which provides that, in the event that the benefits provided to the named executive officer pursuant to the Severance Plan or otherwise constitute parachute payments with the meaning of Section 280G of the Code, the severance benefits under the Severance Plan will either be delivered in full or reduced to the extent necessary to avoid an excise tax under Section 4999 of the Code, whichever would result in the named executive officer receiving the largest amount of severance benefits on an after-tax basis. The amounts reported in this table do not reflect any such reductions for Mr. Hornby or Dr. Multani as a result of the limit under Section 280G of the Code.

Narrative Disclosure to Named Executive Officer Golden Parachute Compensation Table

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of the Company” which is incorporated herein by reference.

For more information relating to these arrangements, see the Exhibits (e)(14) and (e)(16) to this Schedule 14D-9 that are incorporated herein by reference, including the information from the 2017 Proxy Statement under “Executive Compensation.”

Stockholder Approval Not Required.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor any of its subsidiaries, including Purchaser, is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under

Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is January 10, 2018), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	any stockholder (or beneficial owner of Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Ignyta, Inc. 4545 Towne Centre Court, San Diego, CA 92121, Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, or the beneficial owner of any such shares, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Company Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and

(B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, Parent has represented that neither it nor its subsidiaries (including, without limitation, Purchaser) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender and Support Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (i) this period may be shortened if the reviewing agency grants “early termination,” or (ii) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (iii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on January 8, 2018. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on January 23, 2018, unless (a) the period is shortened and the transaction receives “early termination,” (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares pursuant to the Offer or the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2017, June 30, 2017 and March 31, 2017 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated January 10, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on January 10, 2018 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)*	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated December 21, 2017 (included as Annex I to this Schedule 14D-9).

(a)(4)*	Opinion of J.P. Morgan Securities LLC, dated December 21, 2017 (included as Annex II to this Schedule 14D-9).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(8)	Press Release issued by the Company and Parent, dated December 21, 2017 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2017).

(a)(9)	Summary Advertisement, published January 10, 2018 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(10)	Letter to the Company’s employees distributed on December 21, 2017 from Jonathan E. Lim, M.D., President and Chief Executive Officer of the Company (incorporated by reference to the Company’s Schedule 14D-9-C filed on filed on December 22, 2017).

(a)(11)	Frequently Asked Questions to the Company’s employees distributed on January 3, 2018 (incorporated by reference to the Company’s Schedule 14D-9-C filed on filed on January 3, 2018).

(a)(12)	Presentation used by Jonathan E. Lim, M.D., Chairman, President and Chief Executive Officer of the Company and Jacob Chacko, M.D., Chief Financial Officer at the J.P. Morgan Healthcare Conference, dated January 9, 2018 (incorporated by reference to the Company’s Schedule 14D-9-C filed on filed on January 9, 2018).

(a)(13)*	Letter to Stockholders of the Company, dated January 10, 2018, from Jonathan E. Lim, M.D., President and Chief Executive Officer of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of December 21, 2017, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2017).

(e)(2)	Tender and Support Agreement, dated as of December 21, 2017, by and among Parent, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2017).

(e)(3)	Confidentiality Agreement, dated as of November 28, 2017, between Parent and Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Ignyta, Inc. Amended and Restated 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 1, 2013).

(e)(5)	Amendment No. 1 to the Ignyta, Inc. Amended and Restated 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 19, 2013).

(e)(6)	Form of Stock Option Award Agreement under the Ignyta, Inc. Amended and Restated 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 1, 2013).

(e)(7)	Form of Restricted Stock Award Agreement under the Ignyta, Inc. Amended and Restated 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 1, 2013).

(e)(8)	Ignyta, Inc. Employment Inducement Incentive Award Plan and form of stock option agreement thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2014).

(e)(9)	Amended and Restated Ignyta, Inc. 2014 Incentive Award Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2016).

(e)(10)	Form of Stock Option Agreement under the Ignyta, Inc. 2014 Incentive Award Plan (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K12B filed with the SEC on June 13, 2014).

(e)(11)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award under the Ignyta, Inc. 2014 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2015).

(e)(12)	Ignyta, Inc. 2015 Employment Inducement Incentive Award Plan and form of stock option agreement thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2015).

(e)(13)	Form of Indemnification Agreement by and between Ignyta, Inc. and each of its current directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K12B filed with the SEC on June 13, 2014).

(e)(14)	Amended and Restated Ignyta, Inc. Severance and Change in Control Severance Plan and Summary Plan Description (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016).

(e)(15)	Ignyta, Inc. 2017 Employment Inducement Incentive Award Plan and form of stock option agreement thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2017).

(e)(16)	Agreement, dated December 21, 2017, between Ignyta, Inc. and Jonathan Lim, M.D. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 28, 2017).

(e)(17)*	Restricted Stock Unit Cancellation Agreement, dated January 5, 2018, between Ignyta, Inc. and Jonathan Lim, M.D.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ignyta, Inc.

By:	/S/ Jonathan E. Lim, M.D.
Name: Jonathan E. Lim, M.D.
Title: President and Chief Executive Officer

Dated: January 10, 2018

ANNEX I

Merrill Lynch, Pierce, Fenner & Smith Incorporated

December 21, 2017

The Board of Directors

Ignyta, Inc.

4545 Towne Centre Court

San Diego, California 92121

Members of the Board of Directors:

We understand that Ignyta, Inc. (“Ignyta”) proposes to enter into an Agreement and Plan of Merger, (the “Agreement”), among Ignyta, Roche Holdings, Inc. (“Roche”) and Abingdon Acquisition Corp., a wholly owned subsidiary of Roche (“Purchaser”), pursuant to which, among other things, Purchaser will commence a cash tender offer to acquire all outstanding shares of the common stock, par value $0.0001 per share, of Ignyta (“Ignyta Common Stock”) at a purchase price of $27.00 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Purchaser will merge with and into Ignyta and each outstanding share of Ignyta Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Ignyta Common Stock (other than, to the extent applicable, Roche and its affiliates) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to Ignyta;

(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Ignyta furnished to or discussed with us by the management of Ignyta, including certain financial forecasts relating to Ignyta, including with respect to rates of growth of Ignyta’s unlevered free cash flow after the forecast period, prepared by the management of Ignyta and containing two different cases, one which reflects U.S. tax law as in in effect as of the date of this opinion (the “Current Tax Law Case”) and one which reflects U.S. tax law assuming the Tax Cuts & Jobs Act, as passed by both the U.S. Senate and the U.S. House of Representatives as of the date of this opinion, is signed into law (the “Pending Tax Law Case”, and together with the Current Tax Law Case, collectively, the “Ignyta Forecasts”);

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(3)	reviewed and discussed with members of the management of Ignyta their estimates of the amount and utilization of certain net operating losses (collectively, “NOLs”);

(4)	discussed with members of the management of Ignyta their assessments as to the product candidates of Ignyta, including the likelihood of technical, clinical and regulatory success of such product candidates;

(5)	discussed the past and current business, operations, financial condition and prospects of Ignyta with members of management of Ignyta;

(6)	reviewed the trading history for Ignyta Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(7)	compared certain financial and stock market information of Ignyta with similar information of other companies we deemed relevant;

(8)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(9)	considered the results of our efforts on behalf of Ignyta to solicit, at the direction of Ignyta, indications of interest and definitive proposals from third parties with respect to a possible acquisition of Ignyta;

(10)	reviewed a draft, dated December 21, 2017, of the Agreement (the “Draft Agreement”); and

(11)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Ignyta that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Ignyta Forecasts and the NOLs, we have been advised by Ignyta, and have assumed, at your direction, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Ignyta as to the future financial performance of Ignyta under the two tax scenarios reflected in the Ignyta Forecasts and as to the other matters covered thereby. We have relied, at the direction of Ignyta, on the assessments of the management of Ignyta as to the ability of Ignyta to utilize the NOLs and have been advised by Ignyta, and have assumed, at the direction of Ignyta, that such NOLs will be utilized in the amounts and at the times projected. We have also relied, at the direction of Ignyta, on the assessments as to the product candidates of Ignyta, including the likelihood of technical, clinical and regulatory success of such product candidates. We have not made or been provided with any

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independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Ignyta or any other entity, nor have we made any physical inspection of the properties or assets of Ignyta or any other entity. We also have not evaluated the solvency or fair value of Ignyta or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Ignyta, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Ignyta or the contemplated benefits of the Transaction. We also have assumed, at the direction of Ignyta, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any arrangements, agreements or understandings entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Ignyta Common Stock (other than, to the extent applicable, Roche and its affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Ignyta or in which Ignyta might engage or as to the underlying business decision of Ignyta to proceed with or effect the Transaction. In addition, we are not expressing any view or opinion with respect to, and we have relied with the consent of Ignyta upon the assessments of Ignyta and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Ignyta and the Transaction as to which we understand that Ignyta obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to whether any stockholder should tender their shares of Ignyta Common Stock in the Tender Offer or as to how any stockholder should vote or act in connection with the Transaction or any other matter.

We have acted as financial advisor to Ignyta in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, Ignyta has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and

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investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Ignyta, Roche and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Roche and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain leasing facilities of Roche and/or certain of its affiliates, (ii) having provided or providing certain trading services to Roche and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Roche and/or certain of its affiliates, and (iv) having provided or providing certain treasury management products and services to Roche and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Ignyta (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market, tax (other than as noted above) and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Ignyta Common Stock (other than, to the extent applicable, Roche and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner and Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER AND SMITH

INCORPORATED

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ANNEX II

J.P. Morgan

December 21, 2017

The Board of Directors

Ignyta, Inc.

4545 Towne Centre Court

San Diego, California 92121

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Ignyta, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to an Agreement and Plan of Merger (the “Agreement”), among the Company, Roche Holdings, Inc. (the “Acquiror”) and its wholly-owned subsidiary, Abingdon Acquisition Corp. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $27.00 (the “Consideration”), payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than Excluded Shares or Dissenting Shares (each as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft, dated December 21, 2017, of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

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In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions (including assumptions relating to tax) reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate.

We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on the Company’s offerings of equity securities in April 2016, May 2017 and October 2017. During the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking

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relationships with the Acquiror. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

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ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be

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not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the

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surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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